SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: January, 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de LiesseVille Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date January 14, 2004

LIST OF EXHIBITS

Exhibits

2003 Annual Management Discussion and Analysis	I

2003 Annual Financial Statements	II

Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular	III

EXHIBIT I

2003 Annual Management Discussion and Analysis

   look to Gildan
                   for strong results

MD&A - MANAGEMENT DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report included in this Annual Report. The Company’s Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in Note 15 to the consolidated financial statements. All amounts in this report are in Canadian dollars, unless otherwise stated. Gildan’s Audit and Finance Committee and its Board of Directors have reviewed this MD&A to ensure consistency with the approved strategy of the Company.

Gildan is a vertically integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets.

The Company’s product lines include T-shirts, sport shirts and sweatshirts in both 100% cotton and 50% cotton/50% polyester blends and in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers.

Gildan is focused on constantly reinforcing its positioning as the most cost-efficient producer of premium quality activewear in the industry.

Year ended October 5, 2003, compared with year ended September 29, 2002

RESULTS OF OPERATIONS
The year ended October 5, 2003 included 53 weeks of operating results instead of the normal 52 weeks. Since the Company has a floating year-end, an extra week is included in its results every sixth year. During fiscal 2003, the extra week was added to the third quarter, which in seasonal terms was the largest quarter of the year.

SALES
Sales for fiscal 2003 reached $630.1 million, up 4.9% from $600.7 million during fiscal 2002. Unit sales increased 16.5% during the year from 19.4 to 22.6 million dozen. The increase in unit sales was largely offset by lower average selling prices and the impact of the devaluation of the U.S. dollar.

U.S. industry1 unit shipments of T-shirts and sweartshirts from distributors to screen-printers increased by 9.3% and 4.5% respectively for the first nine months of the calendar year, a significant increase from last year’s growth of 0.4% and 0.3% respectively. The sport shirt category, which continues to show weakness due to lower corporate promotional budgets, declined 12.1% for the first nine months of the calendar year.

Unit sales of Gildan T-shirts by U.S. distributors grew by 13.4%,while sales of Gildan sport shirts and sweatshirts grew 23.1% and 38.9% respectively. This strong growth was due to increased market share penetration. The Company maintained its strong market leadership position in the overall T-shirt category in the United States, with a market share of 28.9%, versus 28.1% a year ago. Gildan continued to achieve significant penetration in the sport shirt and sweatshirt categories, where its market share increased to 19.7% from 14.1% and 13.9% from 10.8% respectively from last year.

During fiscal 2003, Gildan continued to expand its European business with total dollar sales increasing 14.8% with a corresponding increase of 12.1% in unit sales.

The sport shirt and sweatshirt categories now comprise 19.3% of total sales compared to 16.5% during fiscal 2002. Favourable product mix partially offset unit selling price reductions, which resulted in a decline in the Company’s overall average selling price.

GROSS MARGINS
Gross margins for fiscal 2003 were $189.8 million or 30.1% of sales, compared to $168.7 million or 28.1% of sales during fiscal 2002. The increase in gross margin percentage was due to the impact of manufacturing efficiencies generated through recent capital investments, together with lower raw material costs and a more favourable product mix.

These factors were largely offset by lower selling prices as the Company continued to pursue its strategy of driving greater market share by generating manufacturing efficiencies and largely passing on the benefits to customers in the form of reduced selling prices.

During fiscal 2002, the Company successfully commenced operations of a world-class, greenfield integrated knitting, dyeing, bleaching and cutting facility in Rio Nance, Honduras. The annualized capacity of this facility increased from 5 million dozen T-shirts per year at the end of fiscal 2002 to over 10 million dozen at the end of fiscal 2003. It will be further expanded in fiscal 2004 to a total annualized capacity of 16 to 18 million dozen. This facility is expected to satisfy capacity requirements to support projected growth through the end of fiscal 2005.

Manufacturing costs were also reduced in part through vertical integration into yarn spinning. In fiscal 2002, the Company acquired its second yarn-spinning facility in Montreal. Together with the facility in Long Sault, Ontario, which was acquired in fiscal 2001 and subsequently expanded and upgraded with the latest generation of yarn-spinning technology, these facilities provided the Canadian textile operations with virtually all of their commodity yarn requirements during fiscal 2003.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses were $71.2 million or 11.3% of sales during fiscal 2003, compared to $63.9 million or 10.6% of sales during fiscal 2002. The most significant increases were related to director and officer insurance premiums, increases in account receivable reserves, consulting fees and travel expenses due to the growth of our offshore operations. The Company expects that for fiscal 2004 selling, general and administrative expenses will be at a similar level as a percentage of sales as fiscal 2003.

DEPRECIATION AND INTEREST EXPENSES
Depreciation and amortization expense was $23.6 million in fiscal 2003, compared to $17.6 million in fiscal 2002. The increase in depreciation expense in fiscal 2003 was the result of our significant investment in our Rio Nance textile facility and yarn spinning facilities in fiscal 2002. These facilities operated during all of fiscal 2003 as compared to only a portion of fiscal 2002.

Interest expense was $9.5 million during fiscal 2003, down significantly from the $13.3 million that was incurred during fiscal 2002. The decrease was the result of overall lower borrowing levels as the Company had generated significant cash flow in the second half of fiscal 2002.

INCOME TAXES
The Company’s international sales structure international sales subject to tax at relatively low levels. The was 9.7% compared to 9.9% in fiscal 2002. The rate decline in fiscal 2003 was not as significant as expected due to the devaluation of the U.S. dollar during the year, which generated an unrealized foreign exchange gain from the revaluation of long-term debt denominated in U.S. dollars within the Company’s Canadian legal entity. Although this gain was fully offset on a pre-tax basis by an exchange loss on conversion of U.S. denominated working capital held by foreign subsidiaries, a higher proportion of overall income taxes were reflected at the higher Canadian tax rate for the year.

The Company expects that the effective tax rate will continue to decline in fiscal 2004 if the value of the U.S. dollar stabilizes, as sales continue to grow in our international division and are increasingly sourced from our Honduras textile facility.

EARNINGS
Net earnings for fiscal 2003 were $77.3 million or $2.60 per diluted share, compared to $66.5 million, or $2.26 per diluted share in fiscal 2002, up respectively 16.2% and 15.0%. The increase in net earnings was due to increased unit sales and higher gross margins, reduced interest expense and the inclusion of one extra week in the Company’s results for fiscal 2003. The positive impact of these factors was largely offset by lower selling prices, the negative impact of the weak U.S. dollar and higher depreciation subsequent to the Company’s major capital investment project. In U.S. dollars2, net earnings for fiscal 2003 amounted to US$53.2 million, or US$1.79 per diluted share, up respectively 25.5% and 23.4% from fiscal 2002.

During fiscal 2003,the Company adopted the CICA’s new standard for the accounting of stock options on a prospective basis. The Company has calculated the pro-forma impact of the fair value of stock options granted on earnings for the year ended October 5, 2003 to be approximately $0.3 million, or $0.01 per diluted share.

QUARTERLY RESULTS
The following table sets forth certain summarized unaudited quarterly financial and other data for the periods presented. The financial data has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly data. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

2 The U.S. dollar net earnings and earnings per share are based on the Canadian GAAP results converted at the average exchange rates for the respective periods.

FISCAL 2003

(in millions, except per share data)	1ST QTR.	2ND QTR.	3RD QTR.	4TH QTR.
SALES	$102.3	$173.1	$204.0	$150.7
UNIT SALES (DOZEN)	3.3	6.1	7.4	5.8
NET EARNINGS	$5.8	$20.4	$31.3	$19.8
BASIC EPS	$0.20	$0.70	$1.06	$0.67
DILUTED EPS	$0.20	$0.69	$1.05	$0.66
WEIGHTED AVERAGE # OF SHARES OUTSTANDING (in thousands)
- BASIC	28,945	29,160	29,373	29,478
- DILUTED	29,600	29,715	29,768	29,808

FISCAL 2002
(in millions, except per share data)	1ST QTR.	2ND QTR.	3RD QTR.	4TH QTR.
SALES	$88.4	$156.7	$195.7	$159.9
UNIT SALES (DOZEN)	2.7	5.0	6.4	5.3
NET EARNINGS	$2.8	$16.4	$27.7	$19.6
BASIC EPS	$0.10	$0.58	$0.97	$0.68
DILUTED EPS	$0.10	$0.56	$0.94	$0.66

WEIGHTED AVERAGE # OF SHARES OUTSTANDING (in thousands)
- BASIC	28,208	28,381	28,570	28,807
- DILUTED	29,098	29,298	29,510	29,540

BALANCE SHEET
On October 5, 2003, the Company’s accounts receivable were $86.1 million compared to $87.7 million at the end of fiscal 2002. The reduction was due to a decrease in days sales outstanding on net trade receivables from 44 days to 42 days. In U.S. dollars, accounts receivable increased in line with sales growth, but on a Canadian dollar basis this increase was more than offset by the effect of the devaluation of the U.S. dollar. Inventory levels increased by $25.6 million to $138.6 million on October 5, 2003, from $113.0 million at the end of fiscal 2002. The increase was mainly due to an additional 1.1 million dozen of finished goods in ending inventory. This increase in finished goods will be utilized to support expected sales growth. The Company expects to have sufficient inventory and manufacturing capacity to support its projected sales growth for fiscal 2004.

Net capital expenditures for fiscal 2003 were $58.6 million. These investments allowed the Company to add new low-cost knitting, dyeing, bleaching, cutting and finishing capacity. During fiscal 2003, the scope of the Rio Nance textile facility was expanded to increase its maximum production capacity and to allow for a higher proportion of colours. The Company also completed the modernization of both the Long Sault and Montreal spinning facilities, and continued to expand its integrated sewing operations.

During fiscal 2002, the Company invested $65.8 million in fixed assets net of disposals. The Company expanded and modernized the Long Sault spinning facility purchased in fiscal 2001. A second yarn-spinning facility was also purchased in Montreal in fiscal 2002. The Company also began its major investment in its integrated textile facility in Rio Nance, Honduras.

Total assets were $575.4 million on October 5, 2003, compared to $496.6 million at the end of the previous year. Working capital was $207.6 million compared to $188.8 million on September 29, 2002. The current ratio at October 5, 2003 was 2.7:1 compared to 3.1:1 at the end of fiscal 2002.

FINANCING AND CASH RESOURCES
Cash flow from operating activities for the year ended October 5, 2003 was $90.1 million, compared to $178.1 million the previous year. Free cash flow 3 amounted to $31.5 million in fiscal 2003 compared to $110.9 million in fiscal 2002. The cash flow and free cash flow generated in fiscal 2002 reflected a significant improvement in days sales outstanding and inventory turnover from a high base in 2001. The Company ended fiscal 2003 with cash and cash equivalents of $92.9 million.

Long-term debt on October 5, 2003 amounted to $98.5 million compared to $121.1 million at the end of the previous fiscal year. At the end of both fiscal 2002 and fiscal 2003, none of the Company's $150.0 million revolving bank facility was utilized and the net debt4 to total capitalization ratio was 0.02:1 at the end of fiscal 2003 compared to 0.16:1 at the end of fiscal 2002. The Company expects to continue to have a strong capital position in fiscal 2004 and to have excellent liquidity to start repaying its U.S. senior notes in June 2004.

In the past, the Company has not paid a dividend in order to conserve cash to finance its ongoing growth and expansion. The Company has determined that it will continue to conserve its cash in fiscal 2004 but will re-evaluate the merits of introducing a dividend at the end of the fiscal year.

The Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid in order to repurchase a maximum of 200,000 Class A Subordinate voting shares in the open market commencing December 20, 2002 and ending December 19, 2003.This represents less than 1% of the total Class A shares issued and outstanding. As at October 5, 2003, no shares had been repurchased under this plan. The Company has renewed, subject to regulatory approval, the normal course issuer bid in order to repurchase a maximum of 200,000 Class A Subordinate voting shares during the period from December 22, 2003 to December 21, 2004.

In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the for the following items as at October 5, 2003:

	PAYMENTS DUE BY PERIOD

(in millions)	TOTAL	LESS THAN 1 YEAR	1 - 3 YEARS	4 - 5 YEARS	AFTER 5 YEARS

LONG TERM DEBT	$ 96.6	$ 24.2	$ 48.3	$ 24.1	$ —

CAPITAL LEASE
OBLIGATIONS	2.0	2.0	—	—	—

OPERATING LEASES	19.8	5.3	7.7	3.5	3.3

PURCHASE OBLIGATIONS	141.5	141.5	—	—	—

OTHER LONG TERM
OBLIGATIONS	2.3	2.3	—	—	—

TOTAL CONTRACTUAL
OBLIGATIONS	$ 262.2	$ 175.3	$ 56.0	$ 27.6	$ 3.3

Management expects that cash flow from its operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet any foreseeable cash needs for fiscal 2004.

3 Cash flow from operating activities less cash used in investing activities.
4 Total long-term debt less cash and cash equivalents.

OUTLOOK
The Company has historically measured and presented its financial statements in Canadian dollars in accordance with Canadian GAAP. Effective October 6, 2003, the commencement of fiscal 2004, the Company adopted the U.S. dollar as its functional currency. A significant portion of revenues, expenses, assets and liabilities are denominated in U.S. dollars and the Company’s marketing and manufacturing operations are increasingly international in scope. Effective the same date, the U.S. dollar was adopted as the Company’s reporting currency. The Company will continue to report its results in accordance with Canadian GAAP. Historical financial information in U.S. dollars has been provided in the Investor Relations section of the Company’s Web site, which can be accessed at www.gildan.com.

As a result of adopting the U.S.dollar as its functional currency, both Canadian and U.S. GAAP require all opening assets and liabilities to be translated into U.S. dollars at the exchange rate prevailing at the time of giving effect to the change in functional currency. Using the October 6, 2003 exchange rate, the translated value of opening inventories and fixed assets is approximately US$23 million higher than the amount that would have resulted from the application of exchange rates prevailing at the dates these assets were manufactured or acquired. Accordingly, a one-time currency gain of US$23 million resulting from the upward revaluation of inventories and fixed assets has been reflected directly in the balance sheet as part of a separate component of shareholders’equity. The increase of these opening values will have a corresponding offsetting negative impact on future earnings as these inventories are consumed, and fixed assets are depreciated. The upward revaluation of opening inventories will result in lower gross margins in the first half of fiscal 2004 only, as they are consumed in cost of sales, with an adverse effect on diluted EPS in the first and second quarters of US$0.06 and US$0.04 respectively. Also, the significant increase in values for opening fixed assets in U.S. dollars will result in higher annual depreciation expense on an ongoing basis. In fiscal 2004, depreciation will be increased by US$1.8 million after tax, or US$0.06 per share. The combined impact of these factors will be to reduce diluted EPS in fiscal 2004 by approximately US$0.16 per share.

The Company is projecting a diluted EPS range of US$2.25 - $2.30 for fiscal 2004, up 25.7% - 28.5% from fiscal 2003, before reflecting the estimated US$0.16 per share impact as a result of revaluing inventories and fixed assets. After taking account of the accounting changes resulting from the transition to U.S. functional currency, the Company expects to report diluted EPS for fiscal 2004 of US$2.10 - $2.15, up 17.3% - 20.1% from fiscal 2003. These projections include the assumption of a 15% increase in unit sales together with a slight increase in selling prices in fiscal 2004 over fiscal 2003, to reflect partial pass-through of higher cotton costs.

Capital expenditures are projected to be approximately US$60 million in fiscal 2004. The major projects include the expansion of the Rio Nance textile facility, the addition of a new sewing facility in Nicaragua and the construction of a new textile facility in the Dominican Republic to be operational in fiscal 2005. Sewing facilities in Haiti and the Dominican Republic are expected to support the new textile production for the Dominican Republic.

The new capacity in the Dominican Republic/Haiti and Honduras/Nicaragua is expected to be utilized primarily to support the Company’s projected continuing sales growth in its existing products and market channels, as well as to rationalize and streamline its overall production capacity. Offshore facilities will focus on high-volume, longer-run product lines and Canadian textile facilities will focus on lower-volume, more specialized product lines. Other incremental growth opportunities include the penetration of new geographical markets and further development of the Company's private label programs for imprinted sportswear brands. The new investments are expected to result in a significant further reduction in manufacturing costs over the next 5 years.

As the Company continues to bring on new capacity subsequent to the first Dominican Republic facility, it believes that the extension of its wholesale brand into retail will represent the most attractive long-term strategy to leverage its existing manufacturing strengths and core competencies, ensure its continuing long-term growth and strategic development, and ultimately create maximum value for its shareholders. The Company’s positioning as the leading brand in the wholesale channel results in a growing consumer awareness of the Company’s product lines and product quality, providing a strong foundation on which to build a recognized consumer brand through the retail channel. Over the next 5 years, the Company plans to manage its initial entry into retail markets in a conservative and gradual manner with its available capacity, and build a solid base from which to drive significant long-term penetration. The Company will refine its detailed marketing plan for retail during fiscal 2004 and begin to penetrate the retail market for activewear in fiscal 2005.

CRITICAL ACCOUNTING POLICIES
Several of our accounting policies involve significant judgments and uncertainties. The policies with the greatest potential effect on our results of operations and financial position include the estimate of collectability of accounts receivable and the recovery value of obsolete or overstocked inventory. For accounts receivable,we estimate the net collectability, considering both historical and anticipated trends of trade deductions and returns taken by our customers, allowances we provide to our customers to flow goods through the distributor channel, and the possibility of non-collection due to the financial position of our customers. The Company regularly monitors credit risk exposure of its customers and takes steps to mitigate the risk of loss, including obtaining credit insurance. For inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods to the recovery value expected to be realized. If we incorrectly anticipate these trends or unexpected events occur, our results of operations could be materially affected.

RECENT ACCOUNTING PRONOUNCEMENTS
Stock-Based Compensation and Other Stock-Based Payments
Starting fiscal 2004, the Company will adopt the fair value based approach of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under the fair value based approach, the fair value at the grant date of stock options is estimated using the Black-Scholes option pricing model and the compensation expense is recognized over the stock option vesting period.

Hedging Relationships
 In December 2001, the CICA issued Accounting Guideline 13 (“AcG-13”), “Hedging Relationships”. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, which would have been effective for fiscal years beginning on or after July 1, 2002. During 2002, the implementation date was delayed and is now effective for the Company in fiscal 2004. The Company does not expect AcG-13 to have an initial material impact on its financial statements.

Impairment of Long-Lived Assets
In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”. Section 3063 provides accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. This section will be effective for the Company’s 2004 fiscal year. The Company does not expect Section 3063 to have an initial impact on its financial statements.

Asset Retirement Obligations
 In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”. This section requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. This section is effective for the Company's 2004 fiscal year. The Company does not expect this section to have an initial material impact on its financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
For a complete discussion of the risks and significant assumptions used in determining the fair value of the Company’s financial instruments, please refer to Note 13 of our consolidated financial statements.

BUSINESS RISKS
The Company is subject to a variety of business risks. These include changes in international trade and tax legislation, changes in raw material prices, and shifts in consumer demand, as well as currency fluctuations. Some of these risks are described below.

International trade legislation risk The textile and apparel industries in both Canada and the United States have historically received a relatively higher degree of international trade protection than some other industries. However, this protection is diminishing as a result of the implementation of trade agreements reached during the last ten years. The ultimate effect of the changes in quotas, duties and tariffs on our business is uncertain.

In 1995, the Agreement on Textiles and Clothing came into effect requiring importing countries including Canada, the United States and Western Europe to eliminate quotas on imports of textiles and apparel from exporting countries by 2005. This could result in increased competition from developing countries, which historically have lower labour costs than in North America. This agreement only applies to countries that are members of the World Trade Organization.The Company feels it is well positioned against such competition because it has developed cost-efficient manufacturing capability by investing in state-of-the-art facilities in Central America and the Caribbean Basin.

The United States enacted the Trade and Development Act of 2000. This legislation provides for duty relief for goods entering the United States which have been sewn in certain Caribbean Basin and Sub-Saharan nations, provided that such goods are made from U.S. formed fabric or regional formed fabric using U.S. spun yarn.

The Company’s manufacturing plan is designed to position Gildan to take advantage of international trade liberalization as outlined above.

Taxation risk The Company’s sales structure results in the income generated from its international sales being subject to relatively low income tax rates. The structure is supported by current domestic laws in the countries in which the Company operates as well as through the application of income tax treaties between various countries in which the Company operates. The Company conducts annual transfer pricing studies to substantiate the transactions between the various related parties within the Company.

It should be noted that any unanticipated changes to either current domestic laws in the countries in which the Company operates, or any changes to the income tax treaties the Company currently relies on, could impact the effective tax rate of the Company.

Price of materials risk The price of raw materials, especially cotton, has fluctuated substantially during the past several years due to price volatility in the cotton market. Because we enter into future contracts for our cotton requirements we may not be able to benefit from price decreases but the Company is protected against price increases which might occur during any given fiscal year. Additionally, in the event that we have not provided for sufficient future contracts, we may not be protected against price increases, but would benefit from any price decreases. We have entered into future contracts to cover the price of our anticipated cotton requirements for the 2004 fiscal year, at prices which are well below market levels at the fiscal 2003 year end.

Foreign currency fluctuations risk The Company operates as an international business and its financial results are exposed to the effects of changes in financial markets and economic conditions. Effective at the beginning of fiscal 2004, the functional and reporting currency is the U.S. dollar. A relatively small proportion of revenues and expenses are denominated in currencies other than the U.S. dollar, including the Canadian dollar, and consequently the Company’s exposure due to the effects of movements in relevant U.S. dollar exchange rates will be minimized.

A detailed discussion on potential business risks is included in the risk factors section of the Annual Information Form filed by the Company with the various Canadian securities commissions and the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission, which are hereby incorporated by reference.

DISCLOSURE OF OUTSTANDING SHARE DATA
As of November 30, 2003 there were 23,427,335 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding along with 837,309 options outstanding.

Year ended September 29, 2002, compared with year ended September 30, 2001

BASIS OF COMPARISON
In order to obtain a better understanding of our performance in fiscal 2002, the Company believes that the basis of comparison with fiscal 2001 should reflect a number of unusual items and other adjustments, which totaled $49.5 million net of tax in fiscal 2001. These adjustments were detailed in the management discussion and analysis for fiscal 2001, and directly affected a number of items in our financial statements including gross margins, selling, general and administration, depreciation and amortization expenses. Accordingly, in our discussion we refer to comparisons, which incorporate the following adjustments for fiscal 2001:

FISCAL 2001

(in thousands, except per share data)	AUDITED	PRO FORMA
GROSS MARGIN	$106,300	$139,767
GROSS MARGIN %	21.1%	27.5%
SG&A	$76,075	$53,888
DEPRECIATION AND AMORTIZATION	$16,209	$15,430

NET INCOME	$816	$50,328
DILUTED EPS	$0.03	$1.72

Sales for fiscal 2002 increased by 19.0%, to $600.7 million, compared with $504.9 million in fiscal 2001, due to further expansion in existing markets in North America and in Europe. During fiscal 2002, the Company continued to maintain its No.1 market share position in the 100% cotton T-shirt segment in the United States that it established in the second quarter of fiscal 2001. Gross margins increased slightly during the period to 28.1% of sales, compared to 27.5% in fiscal 2001, mostly due to the impact of lower cotton prices, increases in manufacturing efficiencies and a favourable product mix which more than offset lower selling prices. Selling, general and administrative expenses remained relatively stable as a percentage of sales, coming in at 10.6% compared to 10.7% in fiscal 2001. Net earnings in fiscal 2002 were $66.5 million, or $2.26 per diluted share, compared to $50.3 million or $1.72 per diluted share in fiscal 2001. The increase was due to the 19.0% growth in sales at higher gross margins, which was partially offset by an increase in depreciation expense.

FORWARD LOOKING STATEMENTS
Certain statements included in this management discussion and analysis may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities Exchange Commission for a discussion of the various factors that may affect the Company's future results.

Readers are cautioned however not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

   look to Gildan
                   for accurate financial reporting

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared.

The Company’s Audit and Finance Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit and Finance Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The independent auditors have direct access to the Audit and Finance Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards.Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

AUDITORS' REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Gildan Activewear Inc. as at October 5, 2003 and September 29, 2002, and the consolidated statements of earnings, retained earnings and cash flows for the years ended October 5, 2003, September 29, 2002 and September 30, 2001.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 5, 2003 and September 29, 2002 and the results of its operations and its cash flows for the years ended October 5, 2003, September 29, 2002 and September 30, 2001 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Montréal, Canada

November 24, 2003

EXHIBIT II

2003 Annual Financial Statements

   look to Gildan's
                   consolidated financial statements

Consolidated Balance Sheets October 5, 2003, and September 29, 2002 (In Canadian dollars)

	2003	2002

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 92,860,064	$ 70,905,497
Accounts receivable	86,056,754	87,746,113
Inventories	138,611,100	112,970,468
Prepaid expenses and deposits	5,154,822	3,656,987
Future income taxes (note 9)	6,270,000	5,028,000

	328,952,740	280,307,065

FIXED ASSETS (NOTE 2)	241,523,893	209,247,348

OTHER ASSETS (NOTE 3)	4,928,518	7,084,926

	$575,405,151	$496,639,339

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$ 90,098,348	$ 82,167,747
Income taxes payable	5,234,699	3,063,050
Current portion of long-term debt (note 4)	26,089,454	6,249,039

	121,422,501	91,479,836

LONG-TERM DEBT (NOTE 4)	72,420,923	114,866,404

FUTURE INCOME TAXES (NOTE 9)	27,743,000	20,385,000

SHAREHOLDERS' EQUITY:
Share capital (note 5)	111,563,663	104,924,975
Contributed surplus	322,866	322,866
Retained earnings	241,932,198	164,660,258

	353,818,727	269,908,099
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)

	$575,405,151	$496,639,339

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Consolidated Statement of Earnings Years ended October 5, 2003, September 29, 2002 and September 30, 2001 (In Canadian dollars)

	2003	2002	2001

SALES	$630,139,018	$600,660,380	$ 504,867,353
COST OF SALES (NOTE 10)	440,293,451	431,996,459	398,566,740

GROSS PROFIT	189,845,567	168,663,921	106,300,613
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES (NOTE 10)	71,153,448	63,926,673	76,074,745

EARNINGS BEFORE
THE UNDERNOTED ITEMS	118,692,119	104,737,248	30,225,868
DEPRECIATION
AND AMORTIZATION (NOTE 10)	23,614,704	17,591,885	16,208,560
INTEREST	9,463,475	13,341,823	13,628,350

	33,078,179	30,933,708	29,836,910

EARNINGS BEFORE INCOME TAXES	85,613,940	73,803,540	388,958
INCOME TAXES (RECOVERY) (NOTE 9)	8,342,000	7,312,000	(427,000)

NET EARNINGS	$ 77,271,940	$ 66,491,540	$ 815,958

EARNINGS PER SHARE (NOTE 11):
Basic	$ 2.64	$ 2.33	$ 0.03
Diluted	2.60	2.26	0.03

See accompanying notes to consolidated financial statements.

Consolidated Statement of Retained Earnings Years ended October 5, 2003, September 29, 2002 and September 30, 2001 (In Canadian dollars)

	2003	2002	2001

RETAINED EARNINGS,
BEGINNING OF YEAR	$ 164,660,258	$ 98,168,718	$ 97,352,760
NET EARNINGS	77,271,940	66,491,540	815,958

RETAINED EARNINGS, END OF YEAR	$ 241,932,198	$ 164,660,258	$ 98,168,718

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows Years ended October 5, 2003, September 29, 2002 and September 30, 2001 (In Canadian dollars)

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$ 77,271,940	$ 66,491,540	$ 815,958
Adjustments for:
Depreciation and amortization	23,614,704	17,591,885	16,208,560
Future income taxes	6,116,000	5,013,000	(268,000)
Loss on disposal of fixed assets	321,043	949,092	7,534
Foreign exchange (gain) loss	(44,279)	3,443,038	(416,640)
Net changes in non-cash working capital balances:
Accounts receivable	(11,222,582)	38,170,839	(13,129,676)
Inventories	(25,640,632)	65,380,407	(56,636,049)
Prepaid expenses and deposits	(1,648,912)	599,018	(225,444)
Accounts payable and accrued liabilities	19,072,679	(21,026,308)	39,545,292
Income taxes payable	2,294,728	1,488,272	1,755,409

	90,134,689	178,100,783	(12,343,056)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in revolving bank loan	—	(35,083,026)	35,083,026
Repayment of capital leases	(5,007,368)	(5,119,718)	(5,164,290)
Increase in other long-term debt	390,422	2,974,000	—
Repayment of other long-term debt	(1,411,227)	(6,433,817)	(2,209,780)
Proceeds from the issuance of shares	6,638,688	4,563,338	986,726
Increase in deferred financing charges	(40,521)	(1,086,020)	(405,514)

	569,994	(40,185,243)	28,290,168
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets, net of disposals	(58,576,710)	(65,764,900)	(49,149,541)
Decrease (increase) in other assets	6,178	(1,395,301)	(133,199)

	(58,570,532)	(67,160,201)	(49,282,740)
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(10,179,584)	150,158	(156,753)

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS DURING THE YEAR	21,954,567	70,905,497	(33,492,381)

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	70,905,497	—	33,492,381

CASH AND CASH EQUIVALENTS,
END OF YEAR	$ 92,860,064	$ 70,905,497	$ —

Supplemental disclosure of cash flow information (note 12 (b))

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements Years ended October 5, 2003, September 29, 2002 and September 30, 2001 (In Canadian dollars)

Gildan Activewear Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear apparel. The Company’s fiscal year ends on the first Sunday following September 28.

All references to 2003, 2002 and 2001 represent the fiscal years ended October 5, 2003, September 29, 2002 and September 30, 2001. Fiscal 2003 includes 53 weeks instead of the normal 52 weeks. The inclusion of an extra week occurs in every sixth fiscal year due to the Company’s floating year-end date.

1.	SIGNIFICANT ACCOUNTING POLICIES:
The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 15. The principal accounting policies of the Company are summarized as follows:

(a) Principles of consolidation:
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries.All significant inter-company balances and transactions have been eliminated on consolidation.

(b) Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(c) Inventories:
Inventories are stated at the lower of cost and market value. Cost is established based on the first-in, first-out method. Market value is defined as replacement cost for raw materials and net realizable value for work in process and finished goods.

(d) Fixed assets:
Fixed assets are recorded at cost. Depreciation and amortization are calculated on a straight-line basis at the following annual rates:

ASSET	RATE
BUILDINGS AND IMPROVEMENTS	2 1/2% TO 20%
EQUIPMENT	6 2/3% TO 25%
EQUIPMENT UNDER CAPITAL LEASES	6 2/3% TO 25%

(e) Deferred charges:
The costs of obtaining long-term financing are deferred and amortized on a straight-line basis over the term of the related debt, ranging over a period of 3 to 7 years. Plant start-up costs are deferred and amortized over 2 years. The amortization of these charges is included in depreciation and amortization.

(f) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
(g) Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.

The foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings.

As a result of a significant portion of revenues, expenses and assets and liabilities being denominated in U.S. dollars and the increasing international focus of the Company’s operations, the U.S. dollar will become the currency of measurement and the reporting currency effective October 6, 2003, the commencement of our 2004 fiscal year.

(h) Revenue recognition:

Sales are recognized upon shipment of products to customers since title passes upon shipment. At the time of sale,estimates are made based upon existing programs for customer price discounts and rebates. Accruals required for new programs which relate to prior sales are recorded at the time the new program is introduced.

(i) Financial instruments:

The Company may periodically use derivative financial instruments, such as forward foreign exchange contracts and cross-currency swap and cross-currency interest rate swap arrangements to manage risks related to fluctuations in exchange rates and interest rates. Derivative financial instruments are not used for trading purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twelve months.

Gains and losses on forward foreign exchange contracts are recognized through income and generally offset transaction losses or gains on the foreign currency cash flows, which they are intended to hedge. Gains and losses on swap arrangements are recognized and charged to income on a basis that corresponds with changes in the related underlying item.

(j) Income taxes:

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated, and if realization is not considered to be more likely than not, a valuation allowance is provided.

(k) Stock-based compensation plans:

Effective September 30, 2002, the Company adopted prospectively the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after adoption of the standard be accounted for using the fair value method. The Company presently does not have any such awards which must be accounted for using the fair value method. For all other stock-based employee compensation awards, the new standards permit the Company to continue to follow its existing policy of using the settlement date method of accounting. Under this method, no compensation expense is recognized when such stock-based compensation awards are issued to employees.

The Company has employee share purchase plans and a stock option plan which are described in notes 5 and 6 respectively. No compensation expense is recognized under the stock-based compensation plans. The stock options are granted at an exercise price equal to the market value of the common shares at the date of grant. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

If the fair value-based accounting method under Handbook Section 3870 had been used during the year ended October 5, 2003, the net earnings and related earnings per share figures would be as follows. The pro forma disclosure does not consider the effect of awards granted prior to September 30, 2002. As this is the first year of application, comparative disclosures are not provided.

2003
NET EARNINGS, AS REPORTED	$ 77,271,940
DEDUCT:
Total stock-based employee compensation expense
determined under fair value based method
for all awards	345,530

PRO FORMA NET EARNINGS	$ 76,926,410

EARNINGS PER SHARE:
Basic:
As reported	$ 2.64
Pro forma	2.63
Diluted:
As reported	2.60
Pro forma	2.59

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 3.72%; expected volatility of 36.09%; expected life of 3 years; expected dividend yield of nil.

The weighted average grant-date fair value per share for options granted during the year ended October 5,2003 is $10.65 per share which would be amortized over the vesting period.

(l) Employee future benefits:

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions upto a fixed percentage of the employee’s salary. Contributions by the Company to trustee-managed investment portfolios are expensed as incurred. The Company does not provide its employees with post-retirement defined benefit pensions, health, insurance and other benefits.

(m) Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed in the same manner except the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options, if dilutive.

The number of additional shares is calculated by assuming that outstanding options are exercised and that the proceeds from such exercises are used to repurchase common shares at the average share price for the period.

(n) Research and investment tax credits and government grants:

Research and investment tax credits and government grants are recorded as a reduction of the related expense or the cost of the assets acquired. Tax credits are recorded in the accounts when reasonable assurance exists that they will be realized.

2.	FIXED ASSETS:

			2003

	COST	ACCUMULATED DEPRECIATION AND AMORTIZATION	NET BOOK VALUE

LAND	$14,538,682	$—	$14,538,682
BUILDINGS AND IMPROVEMENTS	72,109,477	8,171,240	63,938,237
EQUIPMENT	199,903,300	49,490,834	150,412,466
EQUIPMENT UNDER CAPITAL LEASES	22,481,310	9,846,802	12,634,508

	$309,032,769	$67,508,876	$241,523,893

			2002

	COST	ACCUMULATED DEPRECIATION AND AMORTIZATION	NET BOOK VALUE

LAND	$13,574,563	$—	$13,574,563
BUILDINGS AND IMPROVEMENTS	66,478,802	5,869,949	60,608,853
EQUIPMENT	150,127,748	33,010,768	117,116,980
EQUIPMENT UNDER CAPITAL LEASES	28,329,528	10,382,576	17,946,952

	$258,510,641	$49,263,293	$209,247,348

3.

During fiscal 2003, fixed assets were acquired at an aggregate cost of $56,487,356 (2002 - $74,526,963; 2001 - $55,908,925), none of which were acquired by means of capital leases (2002 - $1,024,508; 2001 - $88,928).

FIXED ASSETS:

	2003	2002

LOANS TO DIRECTORS AND OFFICERS (a)	$750,000	$900,000
DEFERRED CHARGES, NET OF ACCUMULATED AMORTIZATION	2,095,442	2,722,500
PREPAID EQUIPMENT RENTAL	791,561	940,651
DEPOSITS	1,011,389	1,157,775
CROSS-CURRENCY SWAP (b)	—	1,164,000
OTHER	280,126	200,000

	$4,928,518	$7,084,926

(a) The loans to directors and officers are non-interest bearing and the balance is repayable in annual installments of $150,000.
(b) As at October 5,2003, the cross-currency swap liability of $2,377,500 is included in accounts payable and accrued liabilities.

4.	LONG-TERM DEBT:

	2003	2002

SECURED:
Senior notes (US$70,000,000)	$93,744,00	$110,271,000
Obligations under capital leases, bearing interest
at rates varying from 5.21% to 16.08%, maturing
at various dates through 2005	1,970,941	7,026,062
Term loan, bearing interest at 7.58%,
maturing during 2004	34,517	687,951

	95,749,458	117,985,013
Current portion of secured debt	25,375,054	5,570,277

	$70,374,404	$112,414,736

UNSECURED:
Term loans, bearing interest at rates up to 6%
per annum, maturing at various dates through 2008	$2,760,919	$3,130,430
Current portion of unsecured debt	714,400	678,762

	$2,046,519	2,451,668

Total unsecured and secured long-term debt	$72,420,92	$114,866,404

The senior notes are repayable in four equal annual instalments commencing in June 2004, bear interest at 9.51% on US$55,000,000 and 9.88% on US$15,000,000 and are secured by tangible and intangible property of the Company. The foreign currency risk associated with the senior notes was initially fully hedged through the use of a cross-currency rate swap arrangemen under which interest the Company had fixed repayments on the senior notes. All quarterly interest payments relating to this debt were also converted to Canadian dollars for the term.

During fiscal 2001, the Company cancelled US$55 million of the cross-currency interest rate swap arrangement. A gain of approximately $1.6 million realized on the cancellation of the swap arrangement is being deferred and amortized over the term of the senior notes. As at October 5, 2003, approximately $700,000 (2002 - $1.0 million) of the gain remains deferred on the consolidated balance sheets in accounts payable and accrued liabilities. The combined effective interest rate on the senior notes for fiscal 2002 - 9.43%) 2003 was 9.42% (excluding the effect of the amortization of the gain realized on the cancellation of the swap.

The Company has a revolving term credit facility for a maximum of $150,000,000 which matures in July 2006. The facility is secured by a first ranking moveable hypothec and security interest on the majority of the Company's accounts receivable, inventories, intangible assets, equipment and tangible moveable assets. There was no balance outstanding under this facility at October 5, 2003 and September 29, 2002.

Under various financing arrangements with its bankers and other long-term lenders, the Company is required to meet certain covenants. The Company was in compliance with all of these covenants as at October 5, 2003 and September 29, 2002.

Principal payments due on long-term debt, other than obligations under capital leases, are as follows:

Fiscal year

2004	$24,184,917
2005	24,130,852
2006	24,151,326
2007	23,972,254
2008	100,087

$96,539,436

4.	LONG-TERM DEBT (CONTINUED): Future minimum lease payments under capital leases are as follows:

Fiscal year

2004	$ 1,950,372
2005	66,952

TOTAL MINIMUM LEASE PAYMENTS	2,017,324

LESS IMPUTED INTEREST	46,383

$ 1,970,941

5.	SHARE CAPITAL:

		2003		2002

	SHARES	BOOK VALUE	SHARES	BOOK VALUE
AUTHORIZED WITHOUT LIMIT AS TO
NUMBER AND WITHOUT PAR VALUE:
First preferred shares, issuable in series,
non-voting
Second preferred shares, issuable
in series, non-voting
Class A subordinate voting shares,
participating, one vote per share
Class B multiple voting shares,
participating, eight votes per share
ISSUED AND OUTSTANDING:
Class A subordinate voting shares:
Total outstanding,beginning of year	22,826,964	$ 99,841,579	22,095,460	$ 95,278,241
Shares issued under employee
share purchase plan	5,361	173,689	8,096	181,721
Shares issued pursuant to exercise
of stock options	593,641	6,464,999	723,408	4,381,617

Total outstanding,end of year	23,425,966	106,480,267	22,826,964	99,841,579
Class B multiple voting shares	6,094,000	5,083,396	6,094,000	5,083,396

	29,519,966	$ 111,563,663	28,920,964	$ 104,924,975

(a)

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase, from treasury, Class A subordinate voting shares of the Company at a price of 90% of the then current stock price as defined in the plans. Employees purchasing shares under the plans must hold the shares for a minimum of one year. The Company has reserved 700,000 Class A subordinate voting shares for issuance under the plans.

(b)

On December 5, 2002, the Board of Directors approved a stock repurchase program authorizing the Company to purchase up to 200,000 of the Company's Class A subordinate voting shares in the open market commencing December 19, 2003. As at October 5, 2003, no shares had been repurchased under this plan.

6.

STOCK OPTION PLAN:

The Company has established a stock option plan (the “Plan”). Under the Plan, the Company may grant options to purchase Class A subordinate voting shares at the then current market price to officers, other key employees and directors of the Company. Options vest ratably over a two to four-year period from the date of grant and expire no more than ten years after the date of grant. The Plan provides that the number of Class A subordinate voting shares reserved for issuance upon the exercise of options granted thereunder shall not exceed 2,768,888 shares. As at October 5,2003, 1,815,245 shares had been issued pursuant to the stock option plan, an additional 840,186 shares were reserved for options outstanding, leaving a further 113,457 shares available to be granted under the Plan.

Changes in outstanding options were as follows:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

OPTIONS OUTSTANDING, SEPTEMBER 30, 2001	2,093,644	$ 13.45
GRANTED	163,552	19.68
EXERCISED	(723,408)	6.06
CANCELLED	(104,834)	11.24

OPTIONS OUTSTANDING, SEPTEMBER 29, 2002	1,428,954	18.07

GRANTED	121,206	37.05
EXERCISED	(593,641)	10.89
CANCELLED	(116,333)	21.01

OPTIONS OUTSTANDING, OCTOBER 5,2003	840,186	$ 25.47

The following table summarizes information about stock options outstanding and exercisable at October 5, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE

RANGE OF EXERCISE PRICES	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED REMAINING AVERAGE CONTRACTUAL LIFE (YRS)	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

$ 5.15 - $ 9.75	82,194	$ 7.03	5.17	82,194	$ 7.03
$14.38 - $19.70	87,033	15.83	6.85	18,667	14.38
$20.00 - $25.68	346,620	24.48	7.25	84,011	24.87
$27.00 - $34.58	204,539	31.82	7.45	40,333	34.58
$34.80 - $40.89	119,800	37.18	9.24	—	—

	840,186	$ 25.47	7.34	225,205	$ 19.22

7.	COMMENTS AND CONTINGENT LIABILITIES : (a) The minimum annual lease payments under operating leases are approximately as follows:

Fiscal year

2004	$ 5,347,000
2005	4,392,000
2006	3,310,000
2007	2,005,000
2008	1,468,000
THEREAFTER	3,257,000

$ 19,779,000

(b) As at October 5, 2003, there were contractual obligations outstanding of approximately $3,127,000 for the acquisition of fixed assets (2002 — $10,388,000).

(c) The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.

8.	GUARANTEES:
In February 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees (“AcG-14”) which clarifies disclosure requirements for certain guarantees.

In the normal course of business, the Company enters into various agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party or (ii) failure of another party to perform under an obligating agreement.

Significant guarantees that have been provided to third parties are the following:

The Company, including certain of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at October 5, 2003, the maximum potential liability under these guarantees was $12.6 million, of which $11.2 million was surety bonds and $1.4 million was for standby letters of credit.

As at October 5, 2003, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements for the aforementioned items. The standby letters of credit mature at various dates during 2004, and the surety bonds are automatically renewed on an annual basis.

9.	INCOME TAXES:
The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2003	2002	2001

COMBINED BASIC CANADIAN FEDERAL
AND PROVINCIAL INCOME TAXES	$28,252,000	$25,979,000	$149,000

INCREASE (DECREASE) IN INCOME TAXES
RESULTING FROM:
Manufacturing and processing credit	(160,000)	(195,000)	821,000
Effect of different tax rates on
earnings of foreign subsidiaries	(22,239,000)	(22,639,000)	(4,861,000)
Effect of non-deductible expenses
and other	2,489,000	4,167,000	3,464,000

	$8,342,000	$7,312,000	$(427,000)

The components of income tax expense (recovery) are as follows:

	2003	2002	2001

CURRENT INCOME TAXES	$2,226,000	$2,299,000	$(159,000)
FUTURE INCOME TAXES	6,116,000	5,013,000	(268,000)

	$8,342,000	$7,312,000	$(427,000)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax position are as follows::

	2003	2002

FUTURE INCOME TAX ASSETS:
Non-capital losses	$2,125,000	$—
Inventory	2,105,000	2,427,000
Reserves and accruals	1,236,000	1,189,000
Share issue costs and other	804,000	1,412,000

	6,270,000	5,028,000
FUTURE INCOME TAX LIABILITIES:
Fixed assets and other	27,743,000	20,385,000

NET FUTURE INCOME TAX LIABILITY	$21,473,000	$15,357,000

Management believes that all future income tax assets will more likely be realized than not and accordingly no valuation allowance has been made.
10.	UNUSUAL ITEMS: The following unusual costs were incurred in fiscal 2001 and are included in the consolidated statements of earnings:

2001

CHARGED TO:

COST OF SALES:
Cotton contract loss (a)	$14,308,667
Restructuring costs (b)	3,582,617

$17,891,284

SELLING, GENERAL AND ADMINISTRATION:
Abandoned acquisition related costs (c)	$15,014,936
Restructuring costs (b)	2,996,000

$18,010,936

DEPRECIATION AND AMORTIZATION:
Restructuring costs (b)	$ 779,470

TOTAL	$36,681,690

10.	UNUSUAL ITEMS (CONTINUED):
(a)	The Company recorded a provision for losses which were expected to arise from commitments for the future purchase of raw materials at substantially higher than the then current market prices.

(b)
The Company relocated its distribution centre and closed various manufacturing facilities in order to consolidate them into other lower cost operations. The costs incurred consisted mainly of lease costs, severance payments and the write-off of deferred start-up costs. As at October 5, 2003, the remaining provision, amounting to $1.2 million (2002 - $2.0 million), relates to future obligations under leased premises and is included in accounts payable and accrued liabilities on the consolidated balance sheets.

(c)
The Company incurred direct costs related to a proposed business acquisition which was not completed. Accordingly, the costs were expensed in the year. In addition, an action was filed by the target company against the Company, alleging possession and use of confidential information by a former employee of the plaintiff who was in the employ of the Company. In October 2001, the Company and plaintiff agreed to an amicable out-of-court settlement of all outstanding issues in this matter. The litigation settlement and legal costs incurred by the Company to defend the lawsuit were charged to income in fiscal 2001.

11.	EARNINGS PER SHARE:
A reconciliation between basic and diluted earnings per share is as follows:
	2003	2002	2001

BASIC EARNINGS PER SHARE:
Basic weighted average number
of common shares outstanding	29,241,646	28,491,495	28,145,989

Basic earnings per share	$2.64	$2.33	$0.03

DILUTED EARNINGS PER SHARE:
Basic weighted average number
of common shares outstanding	29,241,646	28,491,495	28,145,989
Plus impact of stock options	484,043	870,060	1,080,384

Diluted common shares	29,725,689	29,361,555	29,226,373

Diluted earnings per share	$2.60	$2.26	$0.03

All options outstanding for fiscal 2003 were dilutive. Excluded from the above calculation for 2002 and 2001 are 144,800 and 645,120 stock options ranging in prices from $34.58 to $35.12 and from $20.00 to $34.58 respectively, which were deemed to be antidilutive because the exercise prices were greater than the average market price of the common shares.

12.	OTHER INFORMATION:

(a)	The following items were included in the determination of the Company's net earnings:
	2003	2002	2001

DEPRECIATION EXPENSE
OF FIXED ASSETS	$22,599,039	$15,297,250	$13,265,489
INTEREST EXPENSE ON LONG-TERM DEBT	9,952,881	13,439,948	13,720,931
FOREIGN EXCHANGE GAIN (LOSS)	1,647,795	(968,633)	(1,906,216)
DEFINED CONTRIBUTION PLAN EXPENSE	552,430	368,682	160,795
AMORTIZATION EXPENSE OF DEFERRED
CHARGES AND OTHER	1,015,665	2,294,635	2,943,071

(b)	Supplemental cash flow disclosure:

	2003	2002	2001

CASH PAID DURING THE YEAR FOR:
Interest	$9,499,215	$13,587,113	$13,172,660
Income taxes	1,548,967	795,141	1,196,166

NON-CASH TRANSACTIONS:
Acquisition of fixed assets through
the assumption of debt
and settlement of amounts
due to the Company	—	—	6,800,000
Additions to fixed assets included
in accounts payable
and accrued liabilities	3,145,138	6,470,616	1,337,900

CASH AND CASH EQUIVALENTS
CONSIST OF:
Cash balances with banks	$67,860,064	$45,700,697	$—
Short-term investments	25,000,000	25,204,800	—

	$92,860,064	$70,905,497	$—

13.	FINANCIAL INSTRUMENTS :

(a) Foreign currency risk management:

A substantial portion of the Company's sales are denominated in US a natural. The Company used the revenue stream in US dollars as a natural hedge against purchases of fixed assets and expenses denominated in US dollars. From time to time, the Company also uses forward foreign exchange contracts and cross-currency swap arrangements to hedge its foreign exchange exposure on cash flows related to payables, accounts receivable and cash in US dollars, pounds sterling and Euros. In addition, the Company uses a cross-currency interest rate swap to hedge a portion of its foreign currency denominated long-term debt against fluctuations in exchange rates.

The following table summarizes the Company's commitments to buy and sell foreign currencies as at October 5, 2003 and September 29, 2002:

		NOTIONAL AMOUNT	EXCHANGE RATE	MATURITY	NOTIONAL CANADIAN EQUIVALENT
2003:
SELL CONTRACTS:
Foreign exchange contracts:	Euro/US$	601,000	1.4366	October 2003	$ 863,397(1)
	Euro/US$	969,000	1.4356	November 2003	1,391,096

2002:
BUY CONTRACTS
Foreign exchange contracts:	Euro/CA$	2,185,000	1.5460	October 2002	$3,378,000

(1) Exchange rate as at October 5, 2003 was used to translate amounts in foreign currencies.

A forward foreign exchange contract represents an obligation to buy or sell a foreign currency and a swap agreement represents an obligation to exchange principal and/or interest amounts with a counterparty. Credit risk exists in event of failure the by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major North American financial institutions.

13.	FINANCIAL INSTRUMENTS (CONTINUED):

(b) Credit risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company invests available cash in short-term deposits with Canadian chartered banks.

Concentration of credit risk with respect to trade receivables is limited due to the Company's credit evaluation process and, other than for two customers (as disclosed in note 14 (a) (I)), to the dispersion of a large number of customers across many geographic areas within Canada, the United States, the United Kingdom and Europe. The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss, including obtaining credit insurance.

The Company's extension of credit is based on an evaluation of each customer's financial condition and the Company's ability to obtain credit insurance coverage for that customer. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(c) Fair value disclosure:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair values as at the balance sheet dates because of the short-term maturity of those instruments.

The fair value of long-term debt is $111,931,196 (2002 — $123,862,362) compared to a carrying value of $98,510,377 (2002 — $121,115,443) as at October 5, 2003. The fair value of the cross-currency interest rate swap at October 5, 2003 was $(1,670,369) (2002 — $3,010,092) and the carrying value was $(2,377,500) (2002 — $1,164,000). The fair value of loans to directors and officers is not significantly different from its carrying value. The method of calculating fair values for the financial instruments is described below.

The fair value of the Company’s long-term debt bearing interest at fixed rates was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities. For long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

The fair value of the swap was determined based on market rates prevailing at the balance sheet date obtained from the Company's financial institution and represented the estimated amount that the Company would receive (pay) to settle the contract at the balance sheet date.

(d)Interest rate risk:

The Company's exposure to interest rate fluctuations is with respect to the use of its bank facility which bears interest at floating rates.

14.	SEGMENTED INFORMATION:
The Company manufactures and sells activewear apparel. The Company operates in one business segment.

(a) Major customers and revenues by geographic areas:

(I) Percentages related to individual customers accounting for greater than 10% of total sales are as follows:

	2003	2002	2001

COMPANY A	13.9%	14.8%	14.9%
COMPANY B	13.6%	10.7%	10.7%

During September 2003, Company A acquired Company B.

(II) Sales were derived from customers located in the following geographic areas:

	2003	2002	2001

INTERNATIONAL	$571,247,485	$537,472,747	$442,099,830
CANADA	58,891,533	63,187,633	62,767,523

	$630,139,018	$600,660,380	$504,867,353

(b) Fixed assets by geographic areas are as follows:

	2003	2002

CANADA	$124,875,897	$123,723,507
CARIBBEAN BASIN AND CENTRAL AMERICA	83,702,553	52,983,181
UNITED STATES	24,818,880	24,832,233
MEXICO	8,126,563	7,708,427

	$241,523,893	$209,247,348

15.	CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES:

The consolidated financial statements of the Company are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which conform, in all material respects, with those generally accepted in the United States, except as described below:

(a) Consolidated statements of earnings:

	2003	2002	2001

NET EARNINGS IN ACCORDANCE WITH
CANADIAN GAAP	$ 77,271,940	$ 66,491,540	$ 815,958
SWAP (EXPENSE) REVENUE (I)	(1,461,000)	416,000	2,448,000
START-UP COSTS (II)	183,750	221,252	693,187
STOCK-BASED COMPENSATION (III)	(752,000)	—	—
TAX EFFECT OF ABOVE ADJUSTMENTS	366,000	(262,000)	(779,000)

NET EARNINGS IN ACCORDANCE
WITH UNITED STATES GAAP	$ 75,608,690	$ 66,866,792	$ 3,178,145

EARNINGS PER SHARE UNDER
UNITED STATES GAAP:
Basic	$ 2.59	$ 2.35	$ 0.11
Diluted	2.54	2.28	0.11

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING
UNDER UNITED STATES GAAP:
Basic	29,241,646	28,491,495	28,145,989
Diluted	29,725,689	29,361,555	29,226,373

15.	CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (CONTINUED):

(a) Consolidated statements of earnings (continued):

(I) Swap revenue:

Under United States GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments be recognized as assets or liabilities and be measured at fair value. For fiscal 2001, a gain of $2,448,000 was recorded in income which included a transition adjustment gain of $1,137,000 arising from the adoption of the recommendations effective October 1, 2000, recognition of a gain realized at the cancellation of a cross-currency interest rate swap during the year, and an unrealized gain based on the fair value of a cross-currency interest rate swap over its carrying value as at September 30, 2001.

For fiscal 2003, a net loss of $1,461,000 (2002 — gain of $416,000) has been included in income representing the recognition of an unrealized loss of $1,139,000 (2002 — gain of $738,000) based on the fair value of the cross-currency interest rate swap over its carrying value as at October 5, 2003 and the reversal of the amortization of $322,000 (2002 — $322,000) under Canadian GAAP of the gain realized at the cancellation of a cross-currency interest rate swap which was recognized in income for United States GAAP purposes in prior years.

Under Canadian GAAP, there is no requirement to record derivative instruments used for hedging purposes at fair values. Further, the gain realized on cancellation of the cross-currency interest rate swap arrangement is deferred and amortized over the term of the related debt.

(II) Start-up costs:

Costs incurred during the start-up period for new manufacturing and distribution facilities are deferred and amortized on a straight-line basis over two years. United States GAAP requires such costs to be expensed as incurred. The adjustment to net earnings in accordance with United States GAAP includes the write-off of current year’s start-up costs and the reversal of the amortization of start-up costs deferred under Canadian GAAP.

(III) Stock-based compensation:

United States GAAP requires the measurement and recognition of compensation expense related to certain stock-based compensation. As permitted by the provisions of SFAS No. 123, the Company has measured compensation cost using the intrinsic value method being the excess of the quoted market price of the Company’s stock at the grant date over the amount the employee must pay for the stock. Accordingly, as no excess exists at the grant date, no compensation expense is recognized for stock option awards. However, certain of the Company’s stock options are considered as variable under United States GAAP because a modification to accelerate the vesting period was made during fiscal 2003. As a result, compensation cost is measured on the effective date of the modification

Under Canadian GAAP, the Company uses the settlement date method of accounting for options and compensation expense is not recognized.

(b) Consolidated statements of cash flows:

	2003	2002	2001

CASH AND CASH EQUIVALENTS,
UNITED STATES GAAP, BEGINNING OF YEAR	$70,905,497	$—	$33,492,381
CHANGES DUE TO UNITED STATES GAAP:
Operating activities on a Canadian basis	90,134,689	178,100,783	(12,343,056)
Start-up costs	183,750	221,252	693,187

Operating activities cash flow,
United States GAAP	90,318,439	178,322,035	(11,649,869)
Investing activities on a Canadian basis	(58,570,532)	(67,160,201)	(49,282,740)
Start-up costs	(183,750)	(221,252)	(693,187)

Investing activities cash flow,
United States GAAP	(58,754,282)	(67,381,453)	(49,975,927)
Financing activities on a Canadian basis
and under United States GAAP	569,994	(40,185,243)	28,290,168
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(10,179,584)	150,158	(156,753)

CASH AND CASH EQUIVALENTS,
UNITED STATES GAAP, END OF YEAR	$92,860,064	$70,905,497	$—

(c) Consolidated balance sheets:

Differences between Canadian and United States GAAP are not material in the presentation of the assets, liabilities and shareholders' equity. However, the following differences should be noted:

	2003	2002

OTHER ASSETS UNDER CANADIAN GAAP	$ 4,928,518	$ 7,084,926
START-UP COSTS	(552,940)	(736,690)
CROSS-CURRENCY SWAP	—	1,846,000

OTHER ASSETS UNDER UNITED STATES GAAP	$ 4,375,578	$ 8,194,236

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
UNDER CANADIAN GAAP	$ 90,098,348	$ 82,167,747
CROSS-CURRENCY SWAP	(707,000)	—
REVERSAL OF DEFERRED GAIN
ON CROSS-CURRENCY SWAP	(696,000)	(1,018,000)

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
UNDER UNITED STATES GAAP	$ 88,695,348	$ 81,149,747

FUTURE INCOME TAX LIABILITIES UNDER
CANADIAN GAAP	$ 27,743,000	$ 20,385,000
FUTURE TAXES RELATED TO GAAP
ADJUSTMENTS	385,000	751,000

FUTURE INCOME TAX LIABILITIES UNDER
UNITED STATES GAAP	$ 28,128,000	$ 21,136,000

SHAREHOLDERS' EQUITY UNDER
CANADIAN GAAP	$ 353,818,727	$ 269,908,099
UNITED STATES GAAP CUMULATIVE
NET EARNINGS ADJUSTMENTS	465,060	1,376,310

SHAREHOLDERS' EQUITY UNDER UNITED
STATES GAAP	$ 354,283,787	$ 271,284,409

(d) Comprehensive income:

Under United States GAAP, SFAS No.130, “Reporting Comprehensive Income” establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and all other changes in shareholders’equity that do not result from transactions with shareholders. These changes include cumulative foreign currency translation adjustments. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations.

Since there are no elements within the consolidated financial statements which would be classified as comprehensive income, a separate financial statement of comprehensive income is not required.

Comprehensive income is the same as net income under US GAAP.

15.	CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (CONTINUED):

(e) Supplementary information:

Under United States GAAP and SEC rules, separate disclosure is required for the following statement of earnings and balance sheet items. There is no similar requirement under Canadian GAAP.

	2003	2002	2001

STATEMENTS OF EARNINGS:
Rental expenses	$1,893,000	$1,917,000	$2,905,000
Advertising expenses	7,423,000	8,189,000	7,762,000

BALANCE SHEETS:
Accounts payable	47,400,325	41,223,580	25,337,000
Accrued liabilities	41,295,023	39,926,167	71,522,000
Allowance for doubtful accounts,
price discounts and rebates	28,946,000	26,956,000	13,597,000

16.	COMPARATIVE FIGURES :
Certain comparative figures have been reclassified in order to conform with the current year's presentation.

  look to Gildan's
                   long-term stock price appreciation

NYSE: GIL
TSX: GIL.A

Shares outstanding at October 5, 2003: 29,519,966

	OPEN 09/30/02	YEAR HIGH	YEAR LOW	CLOSE 10/05/03	YEAR VOLUME

NYSE (USD)	$ 20.75	$ 30.79	$ 19.12	$ 28.40	5,308,700
TSX	$ 32.80	$ 42.50	$ 30.00	$ 38.11	16,622,080

EXHIBIT III

Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares:

     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of shareholders (the “Meeting”) of Gildan Activewear Inc. (the “Corporation”) will be held at the Salon Pierre de Coubertin, Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Québec, Canada, on Wednesday, February 4, 2004 at 11:00 a.m., local time, for the purposes of:

(a) receiving the consolidated financial statements of the Corporation for the financial year ended October 5, 2003, together with the auditors’ report thereon;

(b) electing eight (8) directors for the ensuing year, of whom two (2) directors will be elected by the holders of Class A Subordinate Voting Shares voting separately as a class and six (6) directors will be elected by the holders of Class A Subordinate Voting Shares and the holders of Class B Multiple Voting Shares voting together as a single class;

(c) considering, and if deemed advisable, adopting a special resolution (the full text of which is reproduced as Exhibit “A” to the accompanying management proxy circular) authorizing the Corporation to apply for a Certificate of Amendment under the Canada Business Corporations Act to amend the Articles of the Corporation in order to (i) provide for the possibility of holding annual meetings of shareholders at places outside Canada and (ii) change the province or territory in Canada where the registered office is to be situated from “Montreal Urban Community (Province of Québec)” to “Province of Québec”;

(d) considering, and if deemed advisable, adopting a resolution (the full text of which is reproduced as Exhibit “B” to the accompanying management proxy circular) confirming Special By-law 2003-1 (the full text of which is reproduced as Exhibit “C” to the accompanying management proxy circular) enacted by the board of directors of the Corporation on December 3, 2003 to amend By-law One, being the General By-laws of the Corporation, to provide greater flexibility to the Corporation in connection with the holding of meetings of shareholders by permitting it to hold such meetings by telephonic, electronic or other communications facilities;

(e) considering, and if deemed advisable, adopting a resolution (the full text of which is reproduced as Exhibit “D” to the accompanying management proxy circular) amending the Corporation’s Stock Option Plan to change the name of the said plan to “Long Term Incentive Plan” and to allow the board of directors of the Corporation to grant restricted share units under said plan, the whole subject to regulatory approval;

(f) appointing auditors for the ensuing year; and

(g) transacting such other business as may properly come before the Meeting.

Dated at Montreal, Québec, Canada, December 12, 2003.

By order of the board of directors,

Stéphane Lemay, Vice-President, Public and Legal Affairs and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1) not later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de la Société.

MANAGEMENT PROXY CIRCULAR

Table of Contents

Solicitation of Proxies......................................................	1	Normal Course Issuer Bid......................................................	19
Appointment of Proxy......................................................	1	Amendment to Articles of Incorporation...............................	19
Revocation of Proxy........................................................	1	Amendment to General By-Laws...........................................	20
Exercise of Discretion by Proxies..................................	1	Amendment to Stock Option Plan..........................................	20
Voting Shares and Principal Holders Thereof...............	2	Appointment of Auditors........................................................	20
Non-Registered Shareholders........................................	3	Additional Information...........................................................	21
Election of Directors.......................................................	5	Shareholder Proposals for 2005 Annual Meeting................	21
2003 Compensation of Outside Directors......................	9	Approval of Management Proxy Circular............................	21
Executive Compensation................................................	10	Exhibit "A" Special Resolution Amendment to the Articles of the Corporation....................................................	22
Summary Compensation Table......................................	10	Exhibit "B" Resolution - Amendment to General By-Laws..................................................................................	23
Long Term Incentive Plan..............................................	11	Exhibit "C" Special By-Law 2003-1 Amending General By-Laws of the Corporation ...................................	24
Options Granted During the Financial Year....................	12	Exhibit "D" Resolution - Amendment to the Stock Option Plan ............................................................................	25
Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values...............................................	12	Exhibit "E" Record of Attendance By Directors.................	26
Defined Benefit Plan......................................................	13	Exhibit "F" List of Committee Members.............................	27
Employment Agreements and Change of Control Agreements..................................................................	13	Exhibit "G" Statement of Corporate Governance Practices.................................................................................	28
Composition of the Compensation and Human Resources Committee...................................................	14	Exhibit "H" Mandate of the Board of Directors.................	43
Report on Executive Compensation..............................	15	Exhibit "I" Mandate of The Corporate Governance Committee..............................................................................	47
Performance Graph.......................................................	17	Exhibit "J" Mandate of the Audit and Finance
Indebtedness of Directors and Officers.......................	18	Committee..............................................................................	51
Statement of Corporate Governance Practices...........	18	Exhibit "K" Mandate of the Compensation and Human
Directors' and Officers' Liability Insurance................	19	Resources Committee ...........................................................	57

Except as otherwise indicated, the information contained herein is given as of December 12, 2003, and all dollar amounts set forth herein are expressed in Canadian dollars.

SOLICITATION OF PROXIES

     This management proxy circular is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the “Corporation”) of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the “Meeting”) to be held on Wednesday, February 4, 2004, at the time, place and for the purposes set forth in the Notice of Annual and Special Meeting (the “Notice of Meeting”) and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, telecopier or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXY

     The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder is entitled to appoint a person who need not be a shareholder, other than the persons designated in the enclosed form of proxy, to represent him or her at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation (Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1), not later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

REVOCATION OF PROXY

    A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either (i) at the principal executive offices of the Corporation, to the attention of the Corporate Secretary of the Corporation, 725 Montée de Liesse, Montreal, Québec, Canada H4T 1P5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation shall be executed by a duly authorized officer or attorney thereof.

EXERCISE OF DISCRETION BY PROXIES

     The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If no instructions are given, the shares will be voted FOR the election of management’s nominees as directors, FOR the special resolution authorizing the Corporation to apply for a Certificate of Amendment under the Canada Business Corporations Act to amend the Articles of the Corporation in order to (i) provide for the possibility of holding annual meetings of shareholders at places outside Canada, and (ii) change the province or territory in Canada where the registered office is to be situated from “Montreal Urban Community (Province of Québec)” to “Province of Québec”, FOR the resolution confirming Special By-law 2003-1 enacted by the board of directors of the Corporation on December 3, 2003 to amend By-law One, being the

General By-law of the Corporation, to provide greater flexibility to the Corporation in connection with the holding of meetings of shareholders by permitting it to hold such meetings by telephonic, electronic or other communications facilities, FOR the resolution amending the Corporation’s Stock Option Plan to change the name of the said plan to “Long Term Incentive Plan” and to allow the board of directors of the Corporation to grant restricted share units under said plan, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     As of December 12, 2003, there were 23,427,335 Class A Subordinate Voting Shares and 6,094,000 Class B Multiple Voting Shares of the Corporation (together, the “Equity Shares”) issued and outstanding, such classes of shares being the only classes of voting securities of the Corporation.

     The Class A Subordinate Voting Shares are restricted shares under Canadian securities legislation, in view of the fact that their voting rights are inferior to the voting rights of the Class B Multiple Voting Shares. Holders of Class B Multiple Voting Shares and Class A Subordinate Voting Shares generally vote together as a single class with respect to all matters submitted to a vote of shareholders. Except as set forth below, each Class B Multiple Voting Share entitles the holder thereof to eight (8) votes, whereas each Class A Subordinate Voting Share entitles the holder thereof to one (1) vote, on a ballot. With respect to shareholder approval of certain transactions and certain amendments to the Articles of the Corporation, and by-laws of the Corporation, each Class A Subordinate Voting Share and each Class B Multiple Voting Share entitles its holder to one (1) vote. However, the amendments to the Articles of the Corporation and by-laws of the Corporation, which the shareholders will be asked to consider, are not included in such amendments. The holders of Class A Subordinate Voting Shares, voting as a separate class, are entitled to elect two (2) of the Corporation’s directors. The Class B Multiple Voting Shares are convertible at any time into Class A Subordinate Voting Shares on a share-for-share basis at the option of the holder and are required to be so converted under certain circumstances, including in the case of certain transfers of Class B Multiple Voting Shares. In all other respects, the Equity Shares have the same rights.

     While, under applicable law, an offer to purchase Class B Multiple Voting Shares would not necessarily result in an offer to purchase Class A Subordinate Voting Shares, H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch (respectively Chairman of the Board and Chief Executive Officer, President and Chief Operating Officer and Executive Vice-President, Manufacturing of the Corporation), as the beneficial holders of 100% of the outstanding Class B Multiple Voting Shares, the Corporation and Computershare Trust Company of Canada have entered into a trust agreement as of February 8, 2001 (the “Trust Agreement”) for the benefit of the holders of Class A Subordinate Voting Shares, under which the holders of the Class B Multiple Voting Shares have agreed, among other things, not to sell their Class B Multiple Voting Shares in certain circumstances unless an offer on at least equivalent terms is made to the holders of Class A Subordinate Voting Shares. This Trust Agreement, which replaces the initial trust agreement entered into by Harco Holdings Ltd. (“Harco”) on June 16, 1998, and amended on December 1, 2000, was entered into following the 2001 annual and special meeting of shareholders approving amendments to the Trust Agreement. On February 10, 2003, the parties to the Trust Agreement entered into an agreement to formally reflect the change of trustee (from Montreal Trust Company to Computershare Trust Company of Canada), as well as to correct clerical errors to conform the text of the Trust Agreement to the amendments approved by the shareholders.

     Holders of Equity Shares whose names are registered on the lists of shareholders of the Corporation as at the close of business, Montreal time, on December 29, 2003, being the date fixed by the Corporation for the determination of the registered holders of Equity Shares who are entitled to receive notice of the Meeting (the “Record Date”), will be entitled to exercise the voting rights attaching to the Equity Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of December 12, 2003, there was an aggregate of 72,179,335 votes attached to the Equity Shares entitled to be voted at the Meeting or any adjournment thereof.

     To the knowledge of the directors and officers of the Corporation, the only persons who beneficially own, directly or indirectly, or exercise control or direction over, Equity Shares carrying more than 10% of the voting rights attached to each class of Equity Shares of the Corporation are as follows:

Name of beneficial owner	Number of Class A Subordinate Voting Shares owned	Percentage of voting rights attached to all Class A Subordinate Voting Shares	Number of Class B Multiple Voting Shares owned	Percentage of voting rights attached to all Class B Multiple Voting Shares	Percentage of voting rights attached to all Class A Subordinate and Class B Multiple Voting Shares
H. Greg Chamandy (1)..............................................................................	39,338	0.17%	2,749,200	45.11%	30.53%
Glenn J. Chamandy (1)..............................................................................	14,000	0.06%	2,749,200	45.11%	30.50%
Franklin Templeton Investments
Corp(2)....................................................................................................	3,438,239	14.68%	—	—	4.76%
FMR Corp. (3)............................................................................................	2,800,050	11.95%	—	—	3.88%

TOTAL	6,291,627	26.86%	5,498,400	90.22%	69.67%

(1)

In the context of a corporate reorganization completed as of December 1, 2000, H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch concluded a voting trust agreement whereby the voting rights attaching to the Class B Multiple Voting Shares beneficially held by Edwin B. Tisch are exercised by H. Greg Chamandy and Glenn J. Chamandy, acting together.

(2)	Franklin Templeton Investment Corp. is a wholly-owned subsidiary of Franklin Resources, Inc. and an investment advisor.
(3)

Of these 2,800,050 Class A Subordinate Voting Shares, 2,671,900 are beneficially owned by Fidelity Management & Research Company and FMR Co., Inc. (wholly-owned subsidiaries of FMR Corp. and investment advisors).

NON-REGISTERED SHAREHOLDERS

     Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of his or her Class A Subordinate Voting Shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this management proxy circular (collectively, the “Meeting

Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as ADP Investor Communications in Canada) for this purpose. Non-Registered Holders will either:

(a)

typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Class A Subordinate Voting Shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Trust Company of Canada at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

ELECTION OF DIRECTORS

     The Articles of the Corporation provide that the board of directors of the Corporation (the “Board of Directors” or the “Board”) shall consist of not less than five (5) and not more than fifteen (15) directors. Management proposes the eight (8) persons named hereinafter as nominees for election as directors, to hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed. Of the eight (8) persons proposed for election as directors, two (2) directors (the “Class A Directors”) will be elected by the holders of Class A Subordinate Voting Shares, voting as a separate class, while the remaining directors will be elected by the holders of Class A Subordinate Voting Shares and the holders of Class B Multiple Voting Shares, voting together as a single class, with holders of Class A Subordinate Voting Shares having one (1) vote per share and holders of Class B Multiple Voting Shares having eight (8) votes per share. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth, all of whom are currently members of the Board of Directors and have been members since the dates indicated. If prior to the Meeting, any of the nominees shall be unable or, for any reason, shall become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors, unless the shareholder has specified in the form of proxy or voting instruction form that his or her shares are to be withheld from voting on the election of directors. The Board of Directors and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

     The following pages set out the names of proposed nominees for election as directors, together with their year of birth, municipality of residence, date first elected or appointed as a director, principal occupation and principal directorships with other organizations. Also indicated for each person proposed as a director is the number of Equity Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by such person, the number of options held by such person, as well as the Committee of the Board on which such person serves. The Board of Directors does not have an executive committee. The management nominees for Class A Directors are Messrs. Robert M. Baylis and William H. Houston III.

A “Record of Attendance by Directors” at meetings of the Board and its committees for the 12 month-period ended October 5, 2003 is set out in Exhibit “E”.

Name, municipality of residence and principal occupation	Director since	Position on committees of the Board	Holdings(1)

Robert M. Baylis, born in 1938
Darien, Connecticut, United States
Corporate Director

Mr. Baylis serves as a director of several large corporations, including the New York Life Insurance Company, Host Marriott Corporation (luxury hotels, resorts and senior living facilities), Covance Inc. (drug development products and services provider), and PartnerRe Ltd. (multi-line reinsurance provider). Mr. Baylis is an overseer of the University of Pennsylvania Museum, a director of The International Forum, an executive education program at the Wharton School and a member of the Advisory Council of the Economics Department of Princeton University.

	February 1999	Chairman of the Audit and Finance Committee and of the Corporate Governance Committee Member of the Compensation and Human Resources Committee Lead Director	Class A Subordinate Voting Shares Stock Options	20,000 10,825

Glenn J. Chamandy, born in 1961 Montreal, Québec, Canada President and Chief Operating Officer of the Corporation Mr. Chamandy is one of the founders of the Corporation and has been involved in various Chamandy family textile and apparel businesses for over twenty years.	May 1984	—	Class A Subordinate Voting Shares Class B Multiple Voting Shares(2) Stock Options	14,000 2,749,200 98,459

H. Greg Chamandy, born in 1959 Montreal, Québec, Canada Chairman of the Board and Chief Executive Officer of the Corporation Mr. Chamandy is one of the founders of the Corporation and has been involved in various Chamandy family textile and apparel businesses for over twenty years.	May 1984	—	Class A Subordinate Voting Shares Class B Multiple Voting Shares(3) Stock Options	39,338 2,749,200 99,460

Name, municipality of residence and principal occupation	Director since	Position on committees of the Board	Holdings(1)

William H. Houston III, born in 1934
Memphis, Tennessee, United States
President of World Trade Link, an
international business consulting firm he
founded in 1988

Mr. Houston served as U.S.
Ambassador/Chief Textile Negotiator for the United States Trade Representative during 1987 and 1988, and is a Past President of the Cotton Foundation and the Delta Council of Mississippi.

	November 1997	Member of the Compensation and Human Resources Committee and of the Corporate Governance Committee	Class A Subordinate Voting Shares(4) Stock Options	8,010 3,283

Pierre Robitaille, born in 1943
St-Lambert, Québec, Canada
Business Advisor and Corporate Director

Mr. Pierre Robitaille previously pursued his carreer at SNC-Lavalin Group Inc., an engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than 20 years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montréal Office, President of the firm in Québec, and member of its national board of directors.

Mr. Robitaille is also on the Board of Directors of Cogeco Cable Inc. and Cogeco Inc. (providers of cable TV, Internet and broadcast services), Swiss Re Company of Canada and Swiss Re Life & Health Co. Canada (global reinsurance company) and Groupe Beauchemin Éditeur Ltée (publisher).

	February 2003	Member of the Audit and Finance Committee and of the Corporate Governance Committee	Class A Subordinate Voting Shares Stock Options	3,000 NIL

Gerald H.B. Ross, born in 1944
Montréal, Québec, Canada
Dean, Faculty of Management
McGill University

Dr. Gerald H. B. Ross joined the Faculty of Management of McGill University as Dean in August 2000. Prior to joining McGill University, Dr. Ross was senior partner of Change Lab International, a consulting organization he founded in 1988 which specialized in the development of techniques to assist organizations in building new visions and managing change to create competitive advantage in the marketplace. Since 1998, Dr. Ross is also Chairman and Chief Executive Officer of Astute Inc., an organization that develops advanced context-based learning methodologies for business.
	February 2003	Member of the Audit and Finance Committee and of the Compensation and Human Resources Committee	Class A Subordinate Voting Shares Stock Options	NIL NIL

Name, municipality of residence and principal occupation	Director since	Position on committees of the Board	Holdings(1)

Richard P. Strubel, born in 1939
Chicago, Illinois, United States
President, Chief Operating Officer and Director, UNext, a provider of advanced education over the Internet.

Mr. Strubel is also on the Board of Directors of Northern Funds and Northern Institutional Funds of the Northern Trust (financial services providers), Mutual Funds of Goldman Sachs & Co. and Cantilever Technologies (software developer).

	February 1999	Chairman of the Compensation and Human Resources Committee Member of the Audit and Finance Committee	Class A Subordinate Voting Shares Stock Options	6,000 11,144

Edwin B. Tisch, born in 1938 Montreal, Québec, Canada Executive Vice-President, Manufacturing of the Corporation Mr. Tisch is one of the founders of the Corporation and has over 30 years of international experience in the textile and apparel industry. Mr. Tisch holds a degree in textile engineering from the École Nationale Supérieure des Industries Textiles in Mulhouse, France.	April 1996	—	Class A Subordinate Voting Shares(5) Class B Multiple Voting Shares(6) Stock Options	10,200 595,600 47,414

(1)	The information as to Equity Shares beneficially owned, controlled or directed by each proposed nominee, has been furnished by the respective nominees individually.
(2)	The Class B Multiple Voting Shares are registered in the name of Glenn Chamandy Holdings Corporation.
(3)	The Class B Multiple Voting Shares are registered in the name of Greg Chamandy Holdings Corporation.
(4)	Of these Class A Subordinate Voting Shares, 4,000 are held in trust for the benefit of Mr. Houston’s wife.
(5)	Of these Class A Subordinate Voting Shares, 5,200 are held by Mr. Tish’s wife.
(5)	The Class B Multiple Voting Shares are registered in the name of Edwin Tisch Holdings Corporation.

     The Solidarity Fund QFL and H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch are parties to contractual arrangements relating to the election of directors. Pursuant to such arrangements, for as long as the Solidarity Fund QFL (“QFL”) holds at least 5% (but less than 15%) of the number of Equity Shares issued and outstanding, (i) H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch have to vote their Class B Multiple Voting Shares on any resolution relating to the election of directors to be put before the holders of the Equity Shares voting together as a single class, in favour of the election of one (1) person to the Board as shall have been designated by QLF as its representative, and (ii) QFL has to vote its Class A Subordinate Voting Shares on any resolution relating to the election of directors to be put before the holders of Equity Shares voting together as a single class in accordance with the written instructions of H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch. On November 12, 2003, QFL announced its intention to proceed with the gradual sale of all the shares it holds in the Corporation. As a result, the parties to the contractual arrangements described above are currently in discussions for the termination thereof.

2003 COMPENSATION OF OUTSIDE DIRECTORS

Annual retainers and attendance fees were paid to the outside members of the Board of Directors (“Outside Directors”) on the following basis during the year ended October 5, 2003:

•	annual Board retainer............................................................	$47,500

•	the Lead Director receives an additional annual retainer.......................................................................	$47,500

•	each of the committee chairpersons receive an additional annual retainer......................................................	$9,000

•	annual committee retainer (excluding committee chairpersons)..........................................................	$1,000

•	each Board or committee meeting attended....................................................................................	$1,250

     Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. Outside Directors residing in the United States receive the foregoing amounts in U.S. dollars. For example, the basic annual retainer paid is US$47,500, as opposed to the U.S. dollar equivalent of Cdn$47,500.

EXECUTIVE COMPENSATION

Summary Compensation Table

     The Summary Compensation Table shows certain compensation information for the Chief Executive Officer and the four (4) other most highly compensated executive officers of the Corporation (collectively, the “Named Executive Officers”) for services rendered in all capacities during the financial years ended October 5, 2003, September 29, 2002 and September 30, 2001.

		Annual Compensation				Long-term Compensation – Awards

Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)		Shares Under Options Granted (#)	All Other Compensation ($)
H. GREG CHAMANDY	2003	515,000	428,480	99,255	(2)(3)	34,000	32,378
Chairman of the Board and	2002	500,000	819,000	17,751	(2)	—	39,392
Chief Executive Officer	2001	500,000	—	35,250	(2)	37,460	—

GLENN J. CHAMANDY	2003	515,000	428,480	15,022	(2)	34,000	32,378
President and	2002	500,000	819,000	17,751	(2)	—	39,392
Chief Operating Officer	2001	500,000	—	35,250	(2)	37,460	—

EDWIN B. TISCH	2003	402,000	257,280	—		16,000	22,738
Executive Vice-President,	2002	390,000	532,350	—		—	31,615
Manufacturing	2001	390,000	—	5,975	(2)	23,414	—

LAURENCE G. SELLYN	2003	350,000	224,000	—		12,000	19,299
Executive Vice-President,	2002	290,000	395,850	—		—	23,439
Finance and Chief Financial	2001	290,000	—	—		9,158	—
Officer

MICHAEL R. HOFFMAN (4)	2003	185,000	118,400	116,099	(5)	—	—
President, Gildan Activewear	2002	178,500	243,653	113,125	(5)	—	—
SRL	2001	168,334	—	120,827	(5)	26,000	—

(1)

Perquisites and other personal benefits which in the aggregate do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of a Named Executive Officer for the year have been excluded.

(2)

These amounts include interest benefits, imputed at annual rates of 3.25%, 3.25% and 5.75% for fiscal 2003, 2002 and 2001 respectively, on loans made available to the Named Executive Officer and his associates. See “Indebtedness of Directors and Officers”.

(3)	This amount also includes an amount of $48,287 representing the incremental cost to the Corporation for the use by Mr. Chamandy of the corporate aircraft.
(4)	All amounts indicated in regard of Michael R. Hoffman are in U.S. Dollars.
(5)	This amount includes a US$72,000 housing allowance made available to the Named Executive Officer.

Long Term Incentive Plan

     The Corporation’s Stock Option Plan (the “Plan”) came into effect in June 1998 and is designed to assist in attracting, motivating and retaining executives and other key employees and to better align their interests with those of the shareholders.

     The Plan provides for the granting of options to non-employee directors, officers and other key employees of the Corporation and its subsidiaries. The Plan is administered by the Board of Directors. Grant levels of options depend on the position and salary level of the employee and are based on the highest of the closing prices of the Class A Subordinate Voting Shares on the Toronto Stock Exchange and the New York Stock Exchange (the “Gildan Market Value”) on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors which may not be longer than ten (10) years from the effective date of the grant. The exercise price payable for each Class A Subordinate Voting Share covered by an option is equal to the Gildan Market Value.

     On December 3, 2003, the Board of Directors approved, subject to shareholder and regulatory approval, an amendment to the Plan, namely to change the name of the Plan to “Long Term Incentive Plan of the Corporation” and to allow the Board of Directors to grant restricted share units (“RSUs”) under the Plan. An RSU is the right of an individual to whom a grant of such unit is made to receive one Class A Subordinate Voting Share or cash equal to the Gildan Market Value of such share at the end of the vesting period upon the attainment of specified performance objectives, if any. Grant levels of RSUs are determined by the Board of Directors on the basis of merit and relative contribution of the participant to Gildan. The dollar amount of the grant is then divided by the Gildan Market Value at the time of grant to arrive at the number of RSUs under the grant. The RSUs may be subject to the attainment of performance objectives if any are established by the Board of Directors at the time of grant. At the end of the vesting period, the Class A Subordinate Voting Shares to which a holder of RSUs is entitled will, at the option of the Corporation, either be issued from treasury under the share limit provided in the Plan or be purchased by the Corporation on the secondary market for delivery to the RSU holder. The Corporation reserves the right to pay to the RSU holder an amount in cash equal to the Gildan Market Value of the Class A Subordinate Shares represented thereby instead of delivering Class A Subordinate Shares. Pursuant to the amended Plan, neither H. Greg Chamandy, Glenn J. Chamandy nor Edwin B. Tisch are eligible to receive RSUs under the Plan.

     The total number of shares authorized for issuance under the Plan is currently 2,768,888 Class A Subordinate Voting Shares. Pursuant to the amendments mentioned above, 116,334 Class A Subordinate Voting Shares would be reserved for issuance upon the vesting of RSUs, the balance being reserved for issuance pursuant to the exercise of options. However, the Board of Directors has, pursuant to the terms of the amended Plan, the discretionary authority to allocate a higher number of shares to be reserved for issuance upon the vesting of RSUs or upon the exercise of options, as the case may be, should further shares become available under the Plan, as the result of the expiry or termination of options or RSUs, the whole without increasing the total number of shares authorized for issuance under the Plan. Notwithstanding the foregoing, the maximum number of Class A Subordinate Voting Shares which may be reserved under the Plan for issuance upon the vesting of RSUs shall at no time exceed 300,000 shares. The Plan provides that, unless shareholder approval is obtained, the number of Class A Subordinate Voting Shares reserved for issuance to insiders pursuant to the exercise of options thereunder or upon the vesting of RSUs, as well as under other share compensation arrangements will be limited to 10% of the Equity Shares issued and outstanding. The Plan further provides for certain limits on the number of Class A Subordinate Voting Shares which the Corporation may issue to insiders and their associates in any one-year period under all share compensation arrangements of the Corporation.

     On December 3, 2003, the Board of Directors approved, subject to regulatory and shareholder approval, a grant of  116,334 RSUs under the amended Plan. The grant was made to management excluding those members of management who are also significant shareholders of the Corporation (namely Messrs. H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch). Pursuant to the terms of the grant, 50% (one-half) of the RSUs granted to each holder thereof will vest on December 2, 2008 and the other 50% (one-half) will vest on the basis of the Corporation’s performance relative to that of the TSX Consumer Discretionary Index. The Board of Directors may grant additional RSUs if the number of shares reserved under the Plan upon vesting of RSUs is increased by the Board as described above.

Options Granted During the Financial Year

     The following table shows information regarding grants of stock options made to each Named Executive Officer under the Plan during the financial year ended October 5, 2003.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

H. Greg Chamandy	December 5, 2002	34,000	33.59%	36.50	36.50	December 5, 2012
Glenn J. Chamandy	December 5, 2002	34,000	33.59%	36.50	36.50	December 5, 2012
Edwin B. Tisch	December 5, 2002	16,000	15.81%	36.50	36.50	December 5, 2012
Laurence G. Sellyn	December 5, 2002	12,000	11.86%	36.50	36.50	December 5, 2012
Michael R. Hoffman	N/A	NIL	N/A	N/A	N/A	N/A

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

     The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options exercised during the year ended October 5, 2003, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options held at October 5, 2003 and (d) the aggregate value of unexercised in-the-money options at financial year-end, which is the difference between the exercise or base price of the options and the market value of the Class A Subordinate Voting Shares on the Toronto Stock Exchange on October 3, 2003 which was $38.11 per share. The aggregate values indicated with respect to unexercised in-the-money options at financial year-end have not been, and may never be, realized. These options have not been, and may not be exercised, and actual gains, if any, on exercise will depend on the value of the Corporation’s Class A Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized.

			Unexercised Options at Financial Year-end (#)		Value of Unexercised In-the-Money Options at Financial Year-end ($)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
H. Greg Chamandy	104,000	3,203,959	31,154	68,306	603,644	597,412
Glenn J. Chamandy	9,333	207,794	30,153	68,306	661,591	597,412
Edwin B. Tisch	31,400	836,259	7,805	39,609	100,372	416,372
Laurence G. Sellyn	72,000	2,308,902	3,053	18,105	39,262	97,830
Michael R. Hoffman	40,000	1,305,193	20,801	17,333	441,944	98,572

Defined Benefit Plan

The Corporation has put in place a non-registered defined benefit plan for Edwin B. Tisch. The defined benefit plan will provide Mr. Tisch or his spouse with an annual pension benefit from the later of Mr. Tisch reaching age 65 or his retirement, until the later of his death or the death of his spouse, with a minimum guaranteed payment period of ten (10) years. The annual pension benefit payable under the non-registered defined benefit plan shall be payable in monthly instalments and is equal to $100,000 if Mr. Tisch retires at age 65, or the actuarial equivalent of this amount if he retires after age 65.

Employment Agreements and Change of Control Agreements

     The Corporation has entered into employment agreements (the “Employment Agreements”) with each of H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch. The Employment Agreements provide that the Corporation will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Corporation’s policies. The Employment Agreements have an indefinite term. Nonetheless, the Corporation may terminate the executive at any time without making any severance payments upon his death, disability, breach of his Employment Agreement or for cause. In addition, the executive may terminate his employment at any time upon at least six (6) months’ written notice. Each Employment Agreement provides that if the Corporation terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to:

•     an amount equal to 24 months’ base salary, paid out, at the executive’s option, either as a one-time payment or as monthly installments covering the 24 months following        termination   (the “Termination Period”);

•      a one-time payment equal to 24 months of the target annual bonus established under the Annual Incentive Plan;

•      continuation of group insurance benefits (except short and long-term disability) for the Termination Period, ceasing upon new employment, if earlier;

•      any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the Termination Period pursuant to the              Annual Incentive Plan;

•      the right to exercise vested options pursuant to the Plan within 90 days following termination of employment; and

•      the payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

The Employment Agreements also provide that, following termination, the executive will not:

•      disclose to any person or use for his own purpose any confidential information or knowledge relating to the Corporation;

•      solicit during the Termination Period any of the Corporation’s customers with the intent of selling them any products which are similar to or competing with the Corporation’s         products; or

•      induce, entice or hire any of the Corporation’s employees.

     In addition, the Corporation has entered into change of control agreements (the “Change of Control Agreements”) with each of H. Greg Chamandy, Glenn J. Chamandy, Edwin B. Tisch and Laurence G. Sellyn. Under such agreements, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Corporation until the earliest of (a) 365 days from the date of the potential change of control, (b) his termination of employment by death or disability or (c) his termination of employment by the Corporation without cause or by the executive with good reason. The Change of Control Agreements also provide that if a change of control occurs and the Corporation terminates the executive without cause, or if the executive terminates his employment for good reason, then the executive will be entitled to:

•      his full base salary (subject to withholding) through the date of termination;

•      a one-time payment (subject to withholding) equal to 36 months’ base salary;

•      any amounts (subject to withholding) required to be paid to him under the Plan (upon the occurrence of transactions that would result in a Change of Control, all options become         exercisable as of the date of Change of Control, unless otherwise determined by the Board prior to the occurrence of the Change of Control);

•      a one-time payment (subject to withholding) equal to 36 months of the target annual bonus established under the Annual Incentive Plan;

•      continuation of employee benefits for 36 months, ceasing upon new employment, if earlier; and

•      any earned but unused vacation days.

Composition of the Compensation and Human Resources Committee

     During the most recently completed year, the Corporation's Compensation and Human Resources Committee was composed of four (4) directors, all of whom are outside and unrelated directors, namely Messrs. Richard P. Strubel (Chairman), William H. Houston III, Robert M. Baylis and Gerald H.B. Ross.

Report on Executive Compensation

     General Principles of Executive Compensation

     Compensation of executive officers of the Corporation and its subsidiaries, including the Named Executive Officers whose names appear in the Summary Compensation Table under “Executive Compensation”, is determined by the Corporation’s Compensation and Human Resources Committee.

     In order to ensure that the Corporation is able to attract, motivate and retain high-quality employees required for its success, the Corporation has developed and implemented a formal strategic policy regarding the compensation of its executives. This policy is intended to ensure that the Corporation’s executives receive total compensation that (a) is competitive with the compensation received by executives employed by a group of comparable North American companies (the “Reference Market”), (b) links the executives’ interests with those of the shareholders and (c) rewards superior performance. The Reference Market is comprised of a combination of Canadian and United States companies involved in apparel and textile, consumer products and certain categories of high growth companies, as well as companies that have an entrepreneurial culture and controlling shareholders. The policy is comprised of three (3) components:

•      the base compensation strategy, which is intended to align base salaries with the median of those paid by companies contained in the Reference Market, as well as align benefits         and perquisites with the local market median;

•      the short-term incentive plan, namely the Corporation’s general Annual Incentive Plan, which aims at providing bonuses greater than the median of those offered by companies         contained in the Reference Market in cases where specified financial objectives are attained; and

•      the long-term incentive plan, which aims at bringing the total compensation received by the Corporation’s executives to the 75th percentile of total compensation received by         executives in the Reference Market if the Corporation achieves its aggressive profit and growth targets.

      Annual Incentive Plan

     The Corporation’s Annual Incentive Plan, known as SCORES (Supplementary Cash Opportunities for Results Exceeding Standards), is intended to align the financial interests and motivations of the Corporation’s management team with those of the Corporation’s investors. As well, the plan has been developed to encourage and reward peak performance as the payouts occur only upon achieving the Corporation’s very aggressive profit and growth targets. All permanent full-time salaried employees of the Corporation, excluding employees of certain manufacturing facilities which have productivity bonuses, are eligible for bonuses under the Corporation’s Annual Incentive Plan.

     For a given fiscal year, if the corporate financial factor based on return on assets (the “Corporate Financial Factor”) attains or exceeds the target performance threshold and if employees (other than the most senior executives of the Corporation whose bonus in SCORES is based on the Corporate Financial Factor and Strategic Multiplier) attain supplementary objectives specifically related to their area of responsibility (collectively, the “Objectives”), the Corporation will pay a bonus based on a pre-determined target percentage of each eligible employee’s base compensation. Bonuses increase when the Objectives are exceeded, and can potentially reach twice the pre-determined target percentage when all Objectives reach their maximum level. Bonuses are lower when the Objectives are not fully met and no bonus is paid if actual performance is below the minimum threshold for any one component of the Objectives.

     Basing Objectives on the Corporate Financial Factor is intended to ensure that management’s incentive-based compensation reflects its effectiveness in managing the level of investment required to generate the forecasted earnings, including both capital and fixed asset expenditure. Furthermore, basing the remainder of the Objectives on results specific to each employee’s area of responsibility ensures that all efforts in all sectors and plants are focused towards the same goals.

     The Corporate Financial Factor portion of the Objectives set by the Corporation for the purpose of determining annual incentive payments have reflected aggressive targets for year-over-year financial performance. In fiscal 2003, under the terms of the SCORES incentive plan, actual performance reflected in the Corporate Financial Factor of the Corporation has resulted in bonus payments being equal to approximately 60% of the maximum level.

     The annual incentives payable under SCORES for the most senior executives of the Corporation may be further impacted, positively or negatively, by the Corporation’s actual performance against certain key strategic and operational objectives pre-determined each year by the Board of Directors. The strategic multiplier can increase or decrease the incentive payment under the SCORES program by up to 50%.

     Long Term Incentive Program

     On December 5, 2002, the Corporation introduced the Long Term Incentive Program (the “Program”), given that the current reserve level of the Plan does not allow for further grants to meet the Corporation’s total compensation policy. However, the Corporation has not implemented the Program and is reviewing the possibility of introducing a new long term incentive program for fiscal 2005.

     To compensate for the lack of stock option grants in the last two (2) years, to encourage retention and to focus management on achieving the next level of growth, the Corporation has issued, subject to shareholder and regulatory approval, RSUs under the amended Plan which will vest at the end of five (5) years, such vesting being contingent on the achievement of performance objectives in the case of half of the RSUs granted. See “Executive Compensation – Long Term Incentive Plan”.

      Compensation of Chief Executive Officer

     The compensation of the Chief Executive Officer is governed by the Corporation’s executive compensation policy described above. The Chief Executive Officer’s base compensation for 2003 is within the range of the median value of the companies contained in the Reference Market. The Chief Executive Officer received a bonus based on the SCORES program and the strategic multiplier for fiscal 2003, as determined pursuant to the Annual Incentive Plan of the Corporation. As regards the Chief Executive Officer’s long-term incentive compensation, 34,000 options were granted to him on December 5, 2002.

On behalf of the Compensation and Human Resources Committee:

Richard P. Strubel, Chairman William H. Houston III Robert M. Baylis Gerald H.B. Ross

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on an investment of $100 in Class A Subordinate Voting Shares of the Corporation made on October 5, 1998 with the cumulative total shareholder return of the Toronto Stock Exchange S&P/TSX Composite Index, assuming reinvestment of all dividends.

	FINANCIAL YEARS ENDED
	October 5, 1998	October 3, 1999	October 1, 2000	September 30, 2001	September 29, 2002	October 5, 2003
Corporation	$ 100.00	$222.73	$450.00	$343.64	$598.18	$692.91

S&P/TSX Composite Index	$ 100.00	$129.89	$194.48	$128.16	$114.52	$140.92

INDEBTEDNESS OF DIRECTORS AND OFFICERS

     As at December 12, 2003, the aggregate amount owed to the Corporation or any of its subsidiaries by all of the current directors, officers and employees, and former directors, officers and employees of the Corporation or any of its subsidiaries as of such date, was $750,000 exclusive of travel advances as permitted by Canadian securities laws. No portion of such indebtedness was advanced in connection with a purchase of securities of the Corporation or its subsidiaries. The following table provides information regarding indebtedness owed to the Corporation by each individual who currently is or at any time during fiscal 2003 has been a director or officer of the Corporation, or an associate of any of the foregoing.

     Table of Indebtedness of Directors and Officers
Name and Position	Involvement of the Corporation or Subsidiary	Largest Amount Outstanding for the year ended October 5, 2003	Amount Outstanding at December 12, 2003
H. Greg Chamandy Chairman of the Board and Chief Executive Officer.....................................................................................................................	Lender	$525,000(1)	$375,000
Glenn J. Chamandy President and Chief Operating Officer....................................................................................................................	Lender	$525,000(1)	$375,000

(1)

Each of H. Greg Chamandy and Glenn J. Chamandy received an interest-free loan of $750,000 on December 8, 1999. This loan is repayable in ten (10) equal and consecutive annual installments of $75,000 without interest.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Board of Directors considers good corporate governance practices an important factor in the overall success of the Corporation. Under the rules of the Toronto Stock Exchange, the Corporation is required to disclose information relating to its system of corporate governance with reference to the TSX Corporate Governance Standards circulated in 2002 (the “TSX Standards”).

     The Corporation has recently undertaken a comprehensive review of its corporate governance practices in order to best comply with the Proposed TSX Disclosure and Continued Listing Requirements and Guidelines (to be replaced by new rules of the Canadian Securities Administrators) and other Canadian securities legislation as well as the NYSE Corporate Governance Listing Standards, the Sarbanes-Oxley Act and other applicable US securities legislation. Consequently, on August 6 and December 3, 2003, the Board of Directors of the Corporation: (i) approved and adopted new mandates for its Board of Directors and each committee of the Board of Directors; and (ii) appointed Robert M. Baylis as “lead director” of the Corporation. The Corporation’s disclosure addressing each of the TSX Standards is set out in Exhibit “G”.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     The Corporation provides insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability which may be incurred by them in these capacities. The current policy limit is US$100,000,000 on an annual basis. Such insurance is subject to a general deductible of US$250,000 per loss (except in respect of securities-related claims, where the deductible is US$500,000), as well as specific exclusions which are usually contained in policies of this nature. The total annual premium paid during the financial year ended October 5, 2003 in respect of this policy was $1,420,043. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

NORMAL COURSE ISSUER BID

     The Corporation has renewed, subject to regulatory approval, a normal course issuer bid for a maximum of 200,000 Class A Subordinate Voting Shares, representing approximately 0.85% of the total outstanding Class A Subordinate Voting Shares as at December 12, 2003. Any purchases under the renewed bid will be made during the period from December 22, 2003 to December 21, 2004, and will be made on the open market through the facilities of the Toronto Stock Exchange in compliance with its rules and policies. Shares purchased under the bid will be cancelled. As at December 12, 2003, there were 23,427,335 Class A Subordinate Voting Shares and 6,094,000 Class B Multiple Voting Shares of the Corporation issued and outstanding. In the event that, during the course of the normal course issuer bid, the Class A Subordinate Voting Shares trade at a price range that does not adequately reflect their value in relation to Gildan’s assets, business and future business prospects, the Corporation believes that the purchase of up to 200,000 of its outstanding Class A Subordinate Voting Shares made under the normal course issuer bid will represent an appropriate use of the Corporation’s corporate funds, without significantly impacting its financing flexibility to pursue potential growth opportunities. Shareholders may obtain copies of the notice of intention without charge by contacting or by writing to the Corporation, attention of the Corporate Secretary.

AMENDMENT TO ARTICLES OF INCORPORATION

     The Corporation is governed by the Canada Business Corporations Act (“CBCA”). Effective November 24, 2001, the first major changes to the CBCA in over 25 years were enacted. These amendments to the CBCA allow for, inter alia, greater corporate flexibility and recognize technological evolution.

     In order to dispense with the requirement to obtain unanimous shareholder approval to hold a shareholder meeting outside of Canada, the CBCA now allows the Corporation to provide in its Articles places outside of Canada where shareholder meetings can be held. Accordingly, on December 3, 2003, the Board of Directors of the Corporation passed a resolution, subject to confirmation by the shareholders by special resolution, authorizing the Corporation to apply for a Certificate of Amendment to amend the Articles of the Corporation in order to provide for the possibility of holding shareholder meetings outside of Canada at any of the following places where the Corporation has operations: the State of New York and the State of North Carolina in the United States of America, or any other place in the United States of America, as determined from time to time by the Board of Directors.

     The Corporation is also taking this opportunity to rectify its Articles such that the province or territory in Canada where the registered office is to be situated indicates “Province of Québec” instead of the reference to “Montreal Urban Community (Province of Québec)".

     Accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the special resolution (the full text of which is reproduced as Exhibit “A” to this management proxy circular) that requires an affirmative vote of not less than two-thirds of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instruction card intend to vote FOR the approval of the special resolution.

AMENDMENT TO GENERAL BY-LAWS

     At its meeting on December 3, 2003, the Board of Directors of the Corporation passed a resolution approving Special By-law 2003-1, being a by-law to amend By-law One, being the General By-laws of the Corporation. This amendment was passed so as to provide greater flexibility to the Corporation in connection with the holding of meetings of shareholders by permitting it to hold such meetings by telephonic, electronic or other communications facilities. The text of the proposed confirmatory resolution which the shareholders are being asked to consider, and if deemed advisable, adopt, as well as the text of Special By-law 2003-1 are reproduced as Exhibits “B” and “C”, respectively, of this management proxy circular.

     Accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instruction card intend to vote FOR the approval of the resolution.

AMENDMENT TO STOCK OPTION PLAN

     On December 3, 2003, subject to regulatory and shareholder approval, the Board of Directors amended the Corporation’s Stock Option Plan as described under “Executive Compensation – Long Term Incentive Plan” (the “Amendments”). Pursuant to the requirements of the Toronto Stock Exchange respecting stock option plans, the Amendments must be approved by a majority of votes cast at the Meeting, excluding those votes attaching to securities beneficially owned (i) by insiders to whom Class A Subordinate Voting Shares may be issued pursuant to the Plan upon vesting of RSUs and (ii) by associates of such insiders. For the purposes of determining the majority required to approve the said amendment, to the Corporation’s knowledge, there are 47,420 Class A Subordinate Voting Shares beneficially owned by insiders to whom Class A Subordinate Voting Shares may be issued pursuant to the Plan and by their associates. The text of the proposed resolution which the shareholders are being asked to consider, and if deemed advisable, adopt, is reproduced as Exhibit “D” of this management proxy circular.

     Accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the said resolution. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instruction card intend to vote FOR the approval of the resolution.

APPOINTMENT OF AUDITORS

     KPMG LLP, Chartered Accountants, have served as auditors of the Corporation since fiscal 1996. The reappointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation, requires an affirmative vote of the majority of the votes cast at the Meeting. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be fixed by the Board.

ADDITIONAL INFORMATION

     The Corporation is a reporting issuer under the securities acts of all provinces of Canada and is thereby required to file financial statements and management proxy circulars with the various securities commissions in such provinces. The Corporation also files an annual information form annually with such securities commissions. Copies of the Corporation’s latest annual information form, latest audited financial statements, interim financial statements filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained on request from the Corporate Secretary of the Corporation or at www.sedar.com. The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation.

SHAREHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

     Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Corporation at the latest on September 14, 2004.

APPROVAL OF MANAGEMENT PROXY CIRCULAR

     The contents and the sending of this management proxy circular have been approved by the Board of Directors of the Corporation.

Dated at Montreal, Quebec, Canada, December 12, 2003.

By order of the board of directors,

Stéphane Lemay, Vice-President, Public and Legal Affairs and Corporate Secretary

EXHIBIT “A”

SPECIAL RESOLUTION

AMENDMENT TO
THE ARTICLES OF THE CORPORATION

Possibility of holding annual meetings of shareholders at places outside Canada

RESOLVED as a Special Resolution:

THAT the Corporation be and it is hereby authorized to apply for a Certificate of Amendment under Section 173 of the Canada Business Corporations Act to

(i) amend its Articles in order to provide for the possibility of holding annual meetings of shareholders of the Corporation at places outside Canada; and

(ii) change the province or territory in Canada where the registered office is to be situated from “Montreal Urban Community (Province of Québec)” to “Province of Québec”;

THAT the Articles of Amendment of the Corporation be amended by inserting the following immediately after the last paragraph of Item 7 thereof:

“The annual meeting of shareholders of the Corporation (whether or not also held as a special meeting) may be held outside Canada, in the following places where the Corporation has operations: the State of New York and the State of North Carolina in the United States of America, or any other place in the United States of America, as determined from time to time by the Board of Directors.”

THAT notwithstanding that this Special Resolution has been duly adopted by the shareholders of the Corporation, the Board of Directors of the Corporation be and it is hereby authorized to revoke this Special Resolution before it is acted upon, without further approval of the shareholders; and

THAT any director or any officer of the Corporation be and he is hereby authorized to sign and deliver, for and on behalf of the Corporation, such Articles of Amendment and to sign and deliver such other notices and documents and to do such other acts and things as may be considered necessary or desirable to give effect to this Special Resolution.

***

EXHIBIT “B”

RESOLUTION

AMENDMENT TO GENERAL BY-LAWS

To provide greater flexibility to the Corporation in connection with the holding of meetings of shareholders by permitting it to hold such meetings by telephonic, electronic or other communications facilities

RESOLVED as a Resolution:

THAT SPECIAL BY-LAW 2003-1 of the Corporation, being a by-law amending the General By-Laws of the Corporation, is hereby confirmed.

***

EXHIBIT “C”

SPECIAL BY-LAW 2003-1

AMENDING GENERAL BY-LAWS OF THE CORPORATION

BY-LAW ONE of the General By-laws of the Corporation is hereby amended by inserting the following paragraph at the end of Article 1:

1.4
Electronic Meetings.  If the Directors of the Corporation call a meeting of shareholders pursuant to the laws governing the Corporation, those Directors may determine that the meeting shall be held in accordance with the regulations, if any, governing the Corporation entirely by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

***

EXHIBIT “D”

RESOLUTION

AMENDMENT TO THE STOCK OPTION PLAN

RESOLVED that, subject to regulatory approval, the Corporation’s Stock Option Plan, as amended to change the name of the said plan to “Long Term Incentive Plan” and to allow the Board of Directors to grant restricted share units under the said plan, the whole as further described in the management proxy circular of the Corporation sent to shareholders in connection with the solicitation by the management of the Corporation of proxies to be used at the meeting of shareholders of the Corporation to be held on February 4, 2004, be and it is hereby approved and ratified.

***

EXHIBIT “E”

RECORD OF ATTENDANCE BY DIRECTORS

For the 12 month-period ended October 5, 2003

Number of meetings attended
Directors	Board	Committees
Robert M. Baylis
[Mr. Baylis was appointed to the Corporate Governance and Compensation and
Human Resources Committees as per the May 6, 2003 approval of the Corporate
Governance Committee of the changes to composition of Board Committees]	6 of 6	10 of 10

William H. Houston III
[Mr. Houston ceased to be a member of the Audit and Finance Committee as per the May 6, 2003 approval of the Corporate Governance Committee of the changes to composition of Board Committees]
	6 of 6	14 of 14

Gerald H.B. Ross [Mr. Ross was elected as a director on February 6, 2003]	4 of 4	4 of 4

Richard P. Strubel
[Mr. Srubel ceased to be a member of the Corporate Governance Committee as per the May 6, 2003 approval of the Corporate Governance Committee of the changes to composition of BoardCommittees]
	6 of 6	16 of 16

Pierre Robitaille [Mr. Robitaille was appointed as a director on February 25, 2003]	4 of 4	4 of 4

Daniel Laporte [Ceased to be a director: November 12, 2003]	4 of 6	12 of 13

Norman M. Steinberg [Ceased to be a director: February 6, 2003]	2 of 2	6 of 6

Summary of Board and Committee meetings held

Board (4 regular meetings; 2 special)	6

Audit and Finance (5 regular, 2 special)	7

Corporate Governance (5 regular)	5

Compensation and Human Resources (5 regular)	5

***

EXHIBIT “E ”

LIST OF COMMITTEE MEMBERS

AUDIT AND FINANCE COMMITTE

Robert M. Baylis, Committee Chair Pierre Robitaille Gerald H.B Ross Richard P. Strubel

COMPENSATION AND HUMAN RESOURCES COMMITTEE

Richard P. Strubel , Committee Chair Robert M. Baylis William H. Houston III Gerald H.B Ross

CORPORATE GOVERNANCE COMMITTEE

Robert M. Baylis, Committee Chair William H. Houston III Pierre Robitaille Daniel Laporte [Ceased to be a director on November 12, 2003]

***

EXHIBIT "G"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In September 2003, the Toronto Stock Exchange (the “TSX”) announced its intention to relinquish to the Canadian Securities Administrators (“CSAs”), which represent the Canadian Securities Commissions, the authority to adopt corporate governance standards. Since the CSAs have not yet adopted such standards and because the Corporation believes that its corporate governance practices should be compared to the highest available standards, the Corporation compares, in the chart hereunder, its practices with the last version of the TSX Corporate Governance Standards circulated in November 2002 (the “TSX Standards”).

In June 2003, the CSAs proposed Multilateral Instrument 52-110 (Audit Committees) (the “CSA Audit and Finance Committee Rules”). The CSA Audit and Finance Committee Rules include proposed requirements regarding audit committee composition and responsibilities, as well as proposed reporting obligations with respect to audit related matters. The Corporation intends to fully comply with these proposed rules and appropriate disclosure is made, where applicable, in connection therewith in the following chart.

Where applicable, the Corporation has also disclosed a comparison with the New York Stock Exchange Corporate Governance Standards (the “NYSE Standards”), as approved by the U.S. Securities and Exchange Commission on November 4, 2003.

The Corporation is dedicated to amend its Corporate Governance practices on an ongoing basis in order to respond to the evolution of best practices.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

1.
The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation and adopt a formal mandate setting out the Board of Directors’ stewardship responsibilities and, as part of the overall stewardship responsibility, the Board should assume responsibility for the following matters:
Ö

On August 6, 2003, the board of directors of the Corporation (the “Board”) approved a new Board mandate which is included in this Management Proxy Circular as Exhibit “H”, and which states that the Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value. Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Corporation has also adopted a Code of Ethics and Business Conduct in November 2002.

28
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

(a) Adoption of a strategic planning process and the approval and review on at least an annual basis of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

Ö

The Board is actively involved in the Corporation’s strategic planning process. At least one special Board meeting each year is devoted to discussing and considering the strategic plan. The Board approves the Corporation’s strategic plan, which takes into account, among other matters, the opportunities and risks of its business. The Board also monitors the implementation of the business plan by management and advises management on strategic issues.

	(b) the identification of the principal risks of the Corporation's business and overseeing the implementation of appropriate systems to manage these risks;	Ö

The Board ensures that management systems are in place to adequately identify, assess and manage the principal risks of the Corporation’s business.

The Audit and Finance Committee receives periodically management’s report assessing the adequacy and effectiveness of the Corporation’s systems of internal control. The Committee reviews the Corporation’s risk factors including parameters for normal derivatives transactions. The Audit and Finance Committee also reviews the Corporation’s insurance coverage annually and as may otherwise be appropriate.

	(c) succession planning, including appointing, training and monitoring senior management;	Ö

The Board, directly and through its Compensation and Human Resources Committee, is responsible for ensuring that appropriate mechanisms are in place regarding succession planning for the Corporation’s officers. It chooses the Chief Executive Officer (“CEO”) and approves the appointment of other officers of the Corporation as well as the terms and conditions of their appointment and termination or retirement.

29
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

It ensures that the CEO has put into place succession planning processes and policies for management, including processes to identify, develop and retain the talent of outstanding personnel. It monitors and assesses the performance of the CEO, the Chief Operating Officer ("COO") and other officers of the Corporation and approves their compensation, taking into consideration Board expectations and fixed objectives.

The Compensation and Human Resources Committee takes reasonable measures to ensure that appropriate Human Resources systems, such as hiring policies, training and development policies and compensation structures are in place so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity as well as competence.

	(d) a communications policy for the Corporation; and	Ö
The Board approves communications to shareholders, including releases of quarterly and annual results, releases of material information to the public, notices and proxy circulars for shareholder meetings and other public disclosure documents. The CEO and the Executive Vice-President, Finance and Chief Financial Officer of the Corporation have been given primary responsibility for investor relations, to ensure that prompt response is made to shareholder inquiries and that significant issues raised by shareholders are addressed. Shareholders can provide feedback to the Corporation in a number of ways, including e-mail or calling a toll-free telephone number posted on the Corporation’s website.

30
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

On August 6, 2003 the Board approved the Corporation’s Communications Policy that covers the accurate and timely communication of material information. This policy includes procedures for communicating with analysts by conference calls. It is reviewed annually.

	(e) the integrity of the Corporation's internal control and management information systems.	Ö

The Board is responsible for monitoring the Corporation’s internal control and management information systems.

Through the Audit and Finance Committee, the Board receives periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control. The Audit and Finance Committee assists the Board with the oversight of the Corporation’s compliance with, and reviews the Corporation’s process to ensure compliance with, applicable legal and regulatory requirements.

31
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

2.

The Board of Directors should be constituted with a majority of individuals who qualify as unrelated directors. An “unrelated director” is a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the issuer, other than interests and relationships arising solely from holdings in the issuer, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the issuer or any of its subsidiaries or affiliates; and (c) not a director (or similarly situated individual) officer, employee or significant shareholder of an entity that has a material business relationship with the issuer. TSX does not consider a chair or vice chair of the Board of Directors who is not a member of management to be a related director.

If the Corporation has a significant shareholder, in additional to a majority of unrelated directors, the Board should include a number of directors who do not have interest in or relationship with either the Corporation or the significant shareholder and which fairly reflects the investment in the Corporation by shareholders other than the significant shareholder.

Ö

The Board is currently composed of eight (8) members and it is proposed by management of the Corporation that all eight (8) directors be re-elected for the current year. Of the current eight (8) Board members, three (3) directors (Messrs. H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch) are officers of the Corporation and therefore do not qualify as “unrelated directors” within the meaning of the TSX Standards.

Based on the foregoing and on the information provided by directors as to their individual circumstances, the Board has determined that the remaining five (5) directors currently serving on the Board are "unrelated directors". They are Messrs. Robert M. Baylis, William H. Houston III, Pierre Robitaille, Gerald H.B. Ross and Richard P. Strubel.

The "unrelated directors" have no interest in or relationships with either the Corporation or its significant shareholder and their number fairly reflects the investment in the Corporation by shareholders other than the significant shareholder.

	Under the NYSE Standards, a majority of the board members should also qualify as “independent directors”.	Ö	The Board has determined that the five “unrelated directors” qualify as “independent directors”, as that expression is defined in Section 303A(2) of the NYSE Standards.
32
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

3.
The Board has the responsibility for applying the definition of “unrelated director” to the circumstances of each individual director and for disclosing on an annual basis, 1) whether the Board has a majority of unrelated directors and whether the Board is constituted with the appropriate number of directors which are not related to either the Corporation or the significant shareholder; 2) the analysis supporting this conclusion; 3) identify which directors are related or unrelated; and 4) provide a description of the business, family, direct and indirect shareholding or other relationship between each director and the Corporation.
Ö
The Board determines annually whether each director is an “unrelated director” or not. In order to make that determination, the Board analyses all relationships of the directors with the Corporation. Based on the foregoing and on the information provided by directors as to their individual circumstances, Messrs. H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch cannot be qualified as “unrelated directors” since they are officers of the Corporation. The other directors, namely Messrs. Robert M. Baylis, William H. Houston III, Pierre Robitaille, Gerald H.B. Ross and Richard P. Strubel are “unrelated directors”. None of these “unrelated directors” work in the day-to-day operations of the Corporation, or are party to any material contracts with the Corporation or receive any fees from the Corporation other than as directors.

The Board is constituted with an appropriate number of directors which are not related to either the Corporation or its significant shareholder.

The record of attendance of directors to Board and Committee meetings are mentioned as Exhibit “E” of this Circular.

More information about each directors can be found on pages 6 to 8 of this Circular.

Under the NYSE Standards, certain relationships are inconsistent with the notion of independence. In addition, no director qualifies as “independent” unless the Board of Directors affirmatively determines that the directors has no material relationship with the listed corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).

Ö
None of the “unrelated directors” has any relationship which could be inconsistent with the notion of independence under the NYSE Standards. In addition, the Board has determined that these directors had no material relationship with the listed corporation within the meaning of the NYSE Standards.

33
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

4.

The Board of Directors should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

Ö

The Corporate Governance Committee of the Board is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors by regularly assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the Board and the Corporation’s circumstances and needs. The Committee identifies candidates qualified to become Board members and selects or recommends that the Board selects director nominees for the next annual or special meeting of shareholders. It also establishes performance-enhancing measures, and assesses and reviews annually the performance and effectiveness of the Board, Board Committees, the Board and Committee Chairs and individual directors. In certain circumstances, the Committee may retain independent recruiting firm to identify director candidates, and fix such firm’s fees and other retention terms. The mandate of the Committee is attached as Exhibit “I” to this Management Proxy Circular.

The Corporate Governance Committee is currently composed of three (3) outside directors, all of whom are unrelated, namely Messrs. Robert M. Baylis (Chairman), William H. Houston III and Pierre Robitaille.

	Under the NYSE Standards, the nominating committee should be composed solely of “independent directors” and should have its own charters.	Ö	The Board has determined that the members of the Corporate Governance Committee qualify as “independent directors”, as that expression is defined in Section 303A(2) of the NYSE Standards.
34
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

5.
The Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.
Ö

The Corporate Governance Committee of the Board assesses, annually, the performance and effectiveness of the Board as a whole, the Board Committees, Committee Chairs and individual directors. In November 2003, questionnaires on the performance and effectiveness of the Board were sent to the directors and the results were discussed at the meetings of the Corporate Governance Committee and of the Board on December 2 and 3, 2003.

6.
The Corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board. In addition, it should provide continuing education for all directors.
Ö

The Corporate Governance Committee is responsible for developing, monitoring and reviewing the Corporation’s orientation and continuing education programs for directors.

New directors are provided with an extensive information package on the Corporation’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position. Also, new directors will meet individually with the CEO and other members of the senior executive committee.

The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Corporation expects of its directors.

In addition, the Board Chair ensures that Board members have access to education and information on an on-going basis and as required. Senior management makes regular presentations to the Board on the main areas of the Corporation’s business. Directors are also invited to tour the Corporation’s various facilities.

35
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

7.	The Board of Directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	Ö

The Board, through its Corporate Governance Committee, reviews the size and composition of the Board and its committees to ensure effective decision making. The Board considers that its size (eight (8) members) is well suited to the present circumstances of the Corporation and allows for the efficient functioning of the Board as a decision-making body. However, the Board is currently seeking a potential candidate who meets the Corporation’s standards and who would fill the vacancy created by the departure of M. Laporte.

8.
A committee of the Board of Directors comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors, with such compensation realistically reflecting the responsibilities and risks of such positions.
Ö

The compensation of the directors and senior managers is determined annually by the Board based on the reviews and recommendations of its Corporate Governance and Compensation & Human Resources Committees. The Board has determined that such compensation realistically reflects the responsibility and risks undertaken by the Corporation’s directors and senior managers and serves to align the interests of the directors and senior managers with the interests of the shareholders of the Corporation. See page 9 of this circular for information about the compensation received by outside directors. All members of the Corporate Governance and Compensation & Human Resources Committees are “unrelated” within the meaning of the TSX Standards.

	Under the NYSE Standards, the compensation committee should be composed solely of “independent directors” and should have its own charter.	Ö

The Board has determined that the members of the Corporate Governance and Compensation and Human Resources Committees were “independent directors” within the meaning of Section 303A(2) of the NYSE Standards.

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TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

9.	Committees of the Board of Directors should generally be composed solely of non-management directors, a majority of whom are unrelated directors.	Ö

Exhibit “F” lists the committees of the Board and their composition. The mandates of the Corporate Governance Committee, the Audit and Finance Committee and the Compensation and Human Resources Committee are attached as Exhibits “I”, “J” and “K”.

Each committee of the Board is composed entirely of outside, “unrelated” directors, as defined in the TSX Standards.

In addition, the Board has determined that all such committees were composed entirely of “independent” directors within the meaning of Section 303A(2) of the NYSE Standards.

Record of attendance at Committees’ meetings is attached hereto as Exhibit “E”.

10.
The Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Corporation’s approach to governance issues. This Committee would, among other things, be responsible for the Corporation’s response to the TSX Standards.
Ö

The Corporate Governance Committee develops and reviews corporate governance principles applicable to the Corporation in light of applicable laws, rules and regulations, recommending to the Board any change that should be made thereto and monitoring the disclosure of such principles. It ensures that a statement of corporate governance practices is included in the Corporation’s annual report or management proxy circular. Periodical updates on legal and regulatory developments are made by management to the Corporate Governance Committee.

The Corporate Governance Committee and the Board have reviewed and approved this Statement of Corporate Governance Practices.

The mandate of the Corporate Governance Committee is attached hereto as Exhibit “I”.

37
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

11.
The Board of Directors, together with the Chief Executive Officer, should develop position descriptions for the Board and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities. In addition, the Board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these objectives.
Ö

The Board has adopted a formal board mandate which is attached hereto as Exhibit “H”. The Board expects the CEO and his management team to be responsible for the operation of the business, while respecting authorized financial and other decision-making limits, and adhering to the strategic plan, operational budget and approved corporate policies. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented for approval alternative plans and strategies proposed to be implemented, in keeping with evolving conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations. In particular, the Board approves the appointment of all officers of the Corporation and approves all material transactions.

The Board, directly and through the Compensation and Human Resources Committee, reviews corporate goals and objectives relevant to the CEO and the COO, evaluates the CEO’s and the COO’s performance in light of those goals and objectives and establishes the CEO’s and COO’s compensation based on this evaluation. The corporate objectives which the CEO is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board following recommendations by the Compensation and Human Resources Committee.

38
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

12.
The Board of Directors should implement structures and procedures that ensure that the Board can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to oversee that the Board discharges its responsibilities or (ii) assign this responsibility to a non-management director, sometimes referred to as the “lead director”. The chair or lead director should oversee the Board of Directors in carrying out its responsibilities effectively which will involve the Board meeting on a regular basis without management present and may involve assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.
Ö

Although the Chairman of the Board is H. Greg Chamandy, who is also CEO of the Corporation, the Board can and does act independently of management. On August 6, 2003, Robert M. Baylis was appointed “lead director” of the Corporation. M. Baylis is not a member of management and is “unrelated” to the Corporation. In such capacity, Mr. Baylis is generally responsible for overseeing the Board in carrying out its responsibilities independently of management, and more specifically, has been mandated to: (i) meet with the other non-management directors during each regularly scheduled Board meeting; (ii) hold additional meetings with the other non-management directors at the request of any such director; and (iii) communicate to the Chairman of the Board, following such meetings, any comments, questions or suggestions of such directors. In addition, the mandate of the Board states that directors who do not have interests in or relationships with either the Corporation or its significant shareholder meet periodically without management and other directors present.

	Under the NYSE Standards, non-management directors are required to meet regularly without management.	Ö	The outside Board members meet regularly without management under the chairmanship of the Lead Director.
13.	The audit committee should be composed solely of unrelated directors.	Ö	The Audit and Finance Committee consists of four (4) directors, all of whom are unrelated within the meaning of the TSX Standards.
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TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. The Board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”.

Ö

The Board has adopted the following definition of “financial literacy”: “the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto”. All four (4) directors who constitute the Audit and Finance Committee are “financially literate” within the meaning of such definition. In addition, more than one member is an audit committee financial expert, which can be defined as “a person who has: (a) an understanding of financial statements and the accounting principles used by the issuer to prepare its financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.”

	The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Ö

The mandate of the Audit and Finance Committee states that the internal and the external auditors will have at all times a direct line of communication with the Audit and Finance Committee. In addition, each must meet separately with the Audit and Finance Committee, without management, twice a year and more frequently as required, during which the Corporation’s financial statements and control environment must be discussed. The Audit and Finance Committee must also meet separately with management twice a year and more frequently as required.

40
TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

The committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to oversee this responsibility.

Ö

The mandate of the Audit and Finance Committee states that it is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure control and procedures and systems of internal control.

	The audit committee charter should set out explicitly the role and oversight responsibility of the audit committee.	Ö	The mandate of the Audit and Finance Committee, attached as Exhibit “J”, describes explicitly the role and oversight responsibilities of the Audit Committee.
	The Board of Directors should review and reassess the adequacy of the audit committee charter on at least an annual basis.	Ö

The mandate of the Audit and Finance Committee states that the committee is responsible for ensuring that processes are in place to annually evaluate the performance of the Audit and Finance Committee. It also states that the Audit and Finance Committee must report annually to the Board on the adequacy of its mandate.

The CSA Audit and Finance Committee Rules state that the Audit and Finance Committee must be composed of a minimum of 3 members, which must be “independent”.	Ö	The Board has determined that all members of the Audit and Finance Committee were “independent” within the meaning given to that term in the CSA Audit and Finance Committee Rules.

	The NYSE Standards contain a higher independence standard for audit committee members, disallowing any compensation to such members other than directors’ fees received from the Corporation.	Ö	The Board has determined that the Audit and Finance Committee members are “independent” within the meaning of Section 303A(6) of the NYSE Standards.
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TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

14.
The Board of Directors should implement a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. This engagement should be subject to the approval of an appropriate committee of the Board.
Ö
In performing its responsibilities, the Board, a committee of the Board or an individual director may, as required, and subject to the approval of the Board, engage an outside adviser at the expense of the Corporation. The mandate of the Audit and Finance Committee states that the Committee may obtain advice and assistance from outside legal, accounting or other advisors and so advise the Board Chair and, if appropriate, the external auditors; the Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. The Corporation provides appropriate funding for the Audit Committee. The mandate of the Corporate Governance Committee states that the Committee may retain and replace any independent recruiting firm to identify director candidates, including fixing such firm’s fees and other retention terms. The mandate of the Compensation and Human Resources Committee provides that the Committee may retain and replace any independent firm to advise on management recommendations concerning executive compensation, including fixing such firm’s fees and other retention terms.

42

EXHIBIT “H”

MANDATE OF THE BOARD OF DIRECTORS

The Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.

From time to time, the Board may formally adopt and review mandates for its committees and may, in addition, delegate certain tasks to its committees. However, such mandates and delegation of tasks do not relieve the Board of its overall responsibilities.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.

1.     Membership and Quorum

        The Board is composed of a minimum of 5 and a maximum of 15 members. The Board is constituted with a majority of individuals who qualify as unrelated and independent directors, as determined by the Board.

        The quorum at any meeting of the Board is a majority of directors in office.

2.     Frequency of Meetings

      •     at least four times a year and as necessary.

3.      Mandate

     The responsibilities of the Board include the following:

        (a) With respect to strategic planning

         •     approving the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks;

       •    approving and monitoring the implementation of the Corporation’s annual business plan;

       •    advising management on strategic issues.

        (b) With respect to human resources and performance assessment

•	choosing the Chief Executive Officer (“CEO”) and approving the appointment of other officers of the Corporation;

•	approving the CEO’s and the Chief Operating Officer (“COO”)‘s corporate objectives;

•

monitoring and assessing the performance of the CEO, the COO and of the other officers of the Corporation and approving their compensation, taking into consideration Board expectations and fixed objectives;

•	taking reasonable measures to ensure that an appropriate portion of the CEO’s, the COO’s and the other officers’ compensation is tied to both the short and longer-term performance of the Corporation;

•	taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

•	monitoring management and Board succession planning process;

•	monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities seeked in Board members;

•	approving the list of Board nominees for election by shareholders.

        (c) With respect to financial matters and internal control

•	monitoring the integrity and quality of the Corporation’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

•	overseeing the external auditors’ independence and qualifications;

•

reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6-K (including Supplemental Disclosure) and 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•	overseeing the performance of the Corporation’s internal audit functions;

•

approving operating and capital budgets, the issue of securities and, subject to the schedule of authority of the Corporation, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

•	reviewing the Corporation’s plans for the purchase of cotton;

•	determining dividend policies and procedures;

•	ensuring that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	monitoring the Corporation’s internal control and management information systems;

•	monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

•	reviewing at least annually the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

        (d) With respect to corporate governance matters

•	overseeing management in the competent and ethical operation of the Corporation;

•	reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

•	reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

•

adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics and Business Conduct (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and ensuring appropriate disclosure of any such waiver;

•

approving a policy that enables Committees of the Board and, subject to approval of the Corporate Governance Committee, an individual director, to engage external advisors at the expense of the Corporation in appropriate circumstances;

•	ensuring the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

        (e) With respect to environmental and social responsibility practices

•	monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.

4.      Method of Operation

•	meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held, at least annually, to review the Corporation’s strategic plan;

•

management develops the agenda for each meeting of the Board in consultation with the Lead Director. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

•	non-management directors meet periodically without management present, under the oversight of the Lead Director;

•	directors who do not have interests in or relationships with either the Corporation or its significant shareholders meet periodically without management and other directors present;

•	the Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

*******

APPROVED BY THE BOARD OF DIRECTORS ON AUGUST 6, 2003

EXHIBIT “I”

MANDATE OF THE CORPORATE GOVERNANCE COMMITTEE

The following description of the mandate of the Corporate Governance Committee of the Corporation complies with applicable Canadian laws and regulation, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements and the corporate governance guidelines of the Toronto Stock Exchange, as amended (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws and regulation, such at the Sarbanes-Oxley Act of 2002 and rules adopted thereunder, and with the New York Stock Exchange’s corporate governance standards, as amended (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Corporate Governance Committee of the Corporation (the “Corporate Governance Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.      Membership and Quorum

•	a minimum of three directors;

•

only “unrelated” (as contemplated by Canadian Corporate Governance Standards), “independent” (as contemplated by US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board;

•	only “independent” (as contemplated by US Corporate Governance Standards) (as determined by the Board) directors may nominate members of the Corporate Governance Committee and select the chairperson;

•

members of the Corporate Governance Committee shall be appointed annually by the Board upon the recommendation of the Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Corporate Governance Committee shall be filled, by the Board upon the recommendation of the Corporate Governance Committee; membership on the Corporate Governance Committee shall automatically end at such time the Board determines that a member ceases to be “unrelated” or “independent” as determined in the manner set forth above;

•	quorum of majority of members.

2.      Frequency and Timing of Meetings
•	normally contemporaneously with the Corporation’s Board meetings;

•	at least twice a year and as necessary.

3.      Mandate

     The responsibilities of the Corporate Governance Committee include the following:

        (a) Monitoring the composition and performance of the Board and its committees

•	monitoring the size and composition of the Board and its committees to ensure effective decision-making;

•

developing, reviewing and monitoring criteria, as well as establishing procedures, for selecting directors by regularly assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the Board and the Corporation’s circumstances and needs ;

•	identifying candidates qualified to become Board members and selecting or recommending that the Board selects the director nominees for the next annual or special meeting of shareholders;

•	retaining and replacing any independent recruiting firm to identify director candidates, including fixing such firm’s fees and other retention terms;

•

establishing performance-enhancing measures, and assessing and reviewing annually the performance and effectiveness of the Board, Board committees (subject to Board chair supervision for the Corporate Governance Committee), committee chairs and Board members;

•

reviewing annually and making recommendations to the Board on the adequacy and form of the compensation for non-executive directors to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence; it being understood that; directors who are executives of  the Corporation receive no additional remuneration for their services as director;

•	reviewing and making recommendations, on an annual basis, on the amount and form of the Board chair’s (when applicable) and the committee chairs’ compensation;

•	retaining and replacing any independent firm to advise on directors’ compensation, including fixing such firm’s fees and other retention terms.

        (b) Overseeing Corporate Governance matters

•

developing and reviewing corporate governance principles applicable to the Corporation in light of applicable laws, rules and regulations, recommending to the Board any change that should be made thereto and monitoring the disclosure of such principles;

•	reviewing the appropriateness of, and compliance by the Corporation with, the policies and practices of the Corporation relating to business ethics.

•	reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

•	developing, reviewing and monitoring procedures for meeting the Board’s information needs, including formal and informal access to officers of the Corporation and external advisors;

•	developing, monitoring and reviewing, as applicable, the Corporation’s orientation and continuing education programs for directors;

•

reviewing, monitoring and overseeing the disclosure of, and the compliance with the Corporation’s Code of Ethics and Business Conduct (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance and any waiver from compliance with the Code and the Policies, while ensuring appropriate disclosure of such waiver;

•

reviewing the Corporation’s general policy on insider trading and insider reporting, taking all reasonable measures to ensure that such policy as well as the list of blackout periods are provided to every director and officer of the Corporation and overseeing the appropriate disclosure of same;

•	recommending Board committee composition, as well as the appropriate mandate of each committee for submission to the Board;

•	ensuring that a statement of corporate governance practices is included in the Corporation’s annual report or management proxy circular.

        (c) Evaluating the performance of the Corporate Governance Committee

•	ensuring that processes are in place to annually evaluate the performance of the Corporate Governance Committee.

Other than provided herein and as appropriate, the Corporate Governance Committee may obtain advice and assistance from outside legal or other advisors.

The Corporate Governance Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Corporate Governance Committee shall report regularly to the Board on the business of the Corporate Governance Committee.

The Board chair or, alternatively, a director designated by the Board, shall supervise the Corporate Governance Committee’s annual performance assessment.

Nothing contained in the above mandate is intended to transfer to the Corporate Governance Committee the Board responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Corporate Governance Committee.

*******

APPROVED BY THE BOARD OF DIRECTORS ON DECEMBER 3, 2003

EXHIBIT “J”

MANDATE OF THE AUDIT AND FINANCE COMMITTEE

The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulation, such as the rules of the Canadian Securities Administrators (the “CSA Rules”) and with the disclosure and listing requirements and the corporate governance guidelines of the Toronto Stock Exchange (The “TSX Standards”), as amended (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws and regulation such as the Sarbanes-Oxley Act of 2002 and rules adopted thereunder, and with the New York Stock Exchange’s corporate governance standards, as amended (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the “Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.      Membership and Quorum
•	a minimum of three directors;

•

only “unrelated” (as contemplated by TSX Standards), “independent” (as contemplated by CSA Rules and US Corporate Governance Standards) directors may be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Corporation, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

•	each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) (as determined by the Board);

•

at least one member must have “accounting or related financial experience” (as contemplated by TSX Standards) and be an “audit committee financial expert” (as contemplated by CSA Rules and US Corporate Governance Standards) (as determined by the Board);

•

members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled, by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such

•	time the Board determines that a member ceases to be “unrelated” or “independent” as determined in the manner set forth above;

•	quorum of majority of members.

2.      Frequency and Timing of Meetings

•	normally contemporaneously with the Corporation’s Board meetings;

•	at least four times a year and as necessary.

3.      Mandate

     The responsibilities of the Audit Committee include the following:

        (a) Overseeing financial reporting

•

monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through discussions with management, the external auditors and the internal auditors;

•

reviewing, with management and the external auditors, the annual audited consolidated financial statements as well as the report of the auditors thereon to be included in the Annual Report of the Corporation, including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•

reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•

reviewing with management and external auditors the financial information contained in prospectuses, offering memoranda, Annual Information Form, Annual Report, Management Proxy Circular, Forms 6K (including Supplemental Disclosure) and 40 F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•

reviewing, with management, the level and type of financial information provided from time to time, to financial markets, including any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•

ensuring that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assessing the adequacy of those procedures;

•

reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•

reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

•	reviewing the external auditors’ quarterly review engagement report;

•	reviewing the compliance of management certification of financial reports with applicable legislation;

•

reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

•

reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein;

•	reviewing at least annually the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

        (b) Monitoring risk management and internal controls

•	receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control

•	reviewing insurance coverage (annually and as may otherwise be appropriate);

•

taking reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	reviewing policy parameters for normal derivative transactions to hedge interest rate and foreign exchange risks and any transaction not within the parameters;

•	assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes to ensure compliance with, applicable legal and regulatory requirements;

•

while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

•	requesting the performance of any specific audit, as required.

        (c) Monitoring internal auditors

•	ensuring that the Vice-President, Internal Audit reports directly to the Audit Committee;

•	regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

•	ensuring that the internal auditors are accountable to the Audit Committee and to the Board.

        (d) Monitoring external auditors

•

recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence

•

overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;

•	ensuring that the external auditors report directly to the Audit Committee and that they are accountable to the Audit Committee and to the Board;

•

directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between the Corporation and the

•	external auditors (including any disagreement with management and the resolution thereof);

•

reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

•

reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with the Corporation and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

•	reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;

•	ensuring the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and US Corporate Governance Standards.

        (e) Reviewing financings

•	reviewing the adequacy of the Corporation’s financing, including terms and conditions.

        (f) Evaluating the performance of the Audit Committee

•	ensuring that processes are in place to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Proxy Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and so advise the Board chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee.

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each must meet separately with the Audit Committee, without management, twice a year and more frequently as required, during which the Corporation’s financial statements and control environment must be discussed; the Audit Committee must also meet separately with management twice a year, and more frequently as required.

with the Audit Committee, without management, twice a year and more frequently as required, during which the Corporation’s financial statements and control environment must be discussed; the Audit Committee must also meet separately with management twice a year, and more frequently as required.

The Audit Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee shall report regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

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APPROVED BY THE BOARD OF DIRECTORS ON AUGUST 6, 2003.

EXHIBIT “K”

MANDATE OF THE COMPENSATION
AND HUMAN RESOURCES COMMITTEE

The following description of the mandate of the Compensation and Human Resources Committee of the Corporation complies with applicable Canadian laws and regulation, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements and the corporate governance guidelines of the Toronto Stock Exchange, as amended (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws and regulation, such as the Sarbanes-Oxley Act of 2002 and rules adopted thereunder, and with the New York Stock Exchange’s corporate governance standards, as amended (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Compensation and Human Resources Committee of the Corporation (the “Compensation and Human Resources Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.      Membership and Quorum

•	a minimum of three directors;

•

only “unrelated” (as contemplated by Canadian Corporate Governance Standards), “independent” (as contemplated by US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board;

•

members of the Compensation and Human Resources Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Compensation and Human Resources Committee shall be filled, by the Board upon the recommendation of the Corporation’s Corporate Governance Committee; membership on the Compensation and Human Resources Committee shall automatically end at such time the Board determines that a member ceases to be “independent” or “unrelated” as determined in the manner set forth above;

•	quorum of a majority of members.

2.      Frequency and Timing of Meetings

•	normally contemporaneously with the Corporation’s Board meetings;

•	at least twice a year and as necessary.

3.      Mandate

     The responsibilities of the Compensation and Human Resources Committee include the following:

        (a) Monitoring officers’ performance assessment, succession planning and compensation

•	ensuring that appropriate mechanisms are in place regarding succession planning for the Corporation’s officers;

•

ensuring that the Chief Executive Officer (“CEO”) has put into place succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding personnel;

•	recommending the appointment of officers, and approving the terms and conditions of their appointment and termination or retirement;

•

reviewing corporate goals and objectives relevant to the CEO and the Chief Operating Officer (“COO”), evaluating the CEO’s and the COO’s performance in light of those goals and objectives and such other factors as the committee deems appropriate and in the best interest of the Corporation, and establishing the CEO’s and the COO’s compensation based on this evaluation;

•	reviewing the evaluation of the officers’ performance and recommending to the Board the officers’s compensation;

•	retaining and replacing any independent firm to advise on management recommendations concerning executive compensation, including fixing such firm’s fees and other retention terms;

•	reviewing any proposed change in the Corporation’s benefit and incentive plans with respect to the Corporation’s officers;

•

examining each element of executive remuneration and reporting annually on compensation practices, including producing for review and approval by the Board a report on executive compensation for inclusion in the Corporation’s managing proxy circular.

        (b) Reviewing Human Resources practices

•

taking reasonable measures to ensure that appropriate human resources systems, such as hiring policies, training and development policies and compensation structures are in place so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity as well as competence;

•	developing a compensation philosophy and policy that rewards the creation of shareholder value and reflects an appropriate balance between the short and longer-term performance of the Corporation;

•	reviewing with the CEO and making recommendations to the Board, with respect to the design of incentive-compensation plans and equity-based plans;

•

advising the Board on policy with respect to the administration of the Corporation’s Stock Option Plan and overseeing the administration thereof, including recommending to the Board grants of options thereunder;

•	monitoring pension, strategic labour and social issues.

        (c) Evaluating the performance of the Compensation and Human Resources Committee

•	ensuring that processes are in place to annually evaluate the performance of the Compensation and Human Resources Committee.

The Compensation and Human Resources Committee chair or a member of the Compensation and Human Resources Committee will attend annual shareholder meetings and may be asked to respond directly to any questions shareholders may have on executive compensation.

Other than as provided herein and as appropriate, the Compensation and Human Resources Committee may obtain advice and assistance from outside legal or other advisors.

The Compensation and Human Resources Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Compensation and Human Resources Committee shall report regularly to the Board on the business of the Compensation and Human Resources Committee.

Nothing contained in the above mandate is intended to transfer to the Compensation and Human Resources Committee the Board responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Compensation and Human Resources Committee.

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APPROVED BY THE BOARD OF DIRECTORS ON DECEMBER 3, 2003